EXHIBIT 99.1

ELDORADO GOLD CORPORATION

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Telephone: (604) 687-4018

Facsimile: (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2009

March 31, 2010

TABLE OF CONTENTS

PRELIMINARY NOTES	1
CORPORATE STRUCTURE	2
BUSINESS OF THE COMPANY	3
DESCRIPTION OF THE BUSINESS	4
FINANCE	52
GOLD MARKET AND PRICE	54
FOREIGN CURRENCY EXPOSURE	54
GOLD REFINING, SALES AND HEDGING ACTIVITIES	55
CURRENCY AND EXCHANGE RATES	55
EMPLOYEE RELATIONS AND PERSONNEL	55
COMPETITION	55
RISK FACTORS	55
CAPITAL STRUCTURE	69
MARKET FOR SECURITIES	71
DIVIDEND POLICY	71
DIRECTORS AND OFFICERS	71
CORPORATE GOVERNANCE AND BOARD COMMITTEES	74
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	76
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	76
TRANSFER AGENTS & REGISTRARS	76
MATERIAL CONTRACTS	76
INTEREST OF EXPERTS	76
ADDITIONAL INFORMATION	77
GLOSSARY AND METRIC EQUIVALENTS	78
SCHEDULE A	A-1

PRELIMINARY NOTES

In this annual information form (“AIF”), unless the context otherwise requires, all references to the “Company”, “us”, “we” or “our” means Eldorado Gold Corporation and each of its subsidiaries. References to “Eldorado” mean Eldorado Gold Corporation, and references to “Common Shares” mean common shares of Eldorado. Certain technical terms used in this AIF are defined in the section “Glossary and Metric Equivalents”.

Financial Statements, MD&A and Currency

Eldorado prepares and files its AIF, consolidated financial statements and Management’s Discussion & Analysis (“MD&A”) in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) reconciled to United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts in this AIF are expressed in US dollars. Our consolidated financial statements, MD&A, Management Proxy Circular are filed with Canadian and US securities regulatory authorities. These documents are available at www.sedar.com under our Company name or by request in writing to the VP Administration and Corporate Secretary at 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5.

Date of Information

All information in this AIF is as of December 31, 2009, unless otherwise indicated.

Cautionary Note about Forward-Looking Statements and Information

Certain statements and information in this AIF, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, estimates of future production, cash costs, future growth, the future price of gold, estimation of mineral reserves and resources, estimates of exploration and development capital expenditures, permitting and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information included in this AIF, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and our ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipated; ability to complete acquisitions; competition; the speculative nature of gold exploration; ability to obtain financing; environmental risks; share price volatility; community and non-governmental actions and regulatory risks; as well as those factors discussed in the section “Risk Factors”.

See this AIF and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note about Production Outlook, Guidance and Estimates

Readers are cautioned that production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from our estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above that are in many instances beyond our control, including: (i) global economic conditions; (ii) pricing and cost factors; (iii) unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time; and (iv) unfavourable regulatory developments that could cause actual events and results to vary significantly from those included in or contemplated by such statements. The production outlook, guidance and estimates reflect certain assumptions by us, and these assumptions may differ with respect to future events; economic, competitive and regulatory conditions; financial market conditions; and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists, and all of these assumptions are difficult to predict and many are beyond our control. Accordingly, there can be no assurance that the outlook, guidance and estimates are indicative of our future performance or that actual results will not differ materially from those in the outlook, guidance and estimates.

Website

Information contained on our website is not part of this AIF or incorporated by reference herein.

CORPORATE STRUCTURE

Eldorado was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act (the “CBCA”). On November 19, 1996, pursuant to a plan of arrangement under the CBCA, Eldorado and HRC Development Corporation were amalgamated under the name “Eldorado Gold Corporation”. Eldorado amended its articles and filed restated articles under the CBCA on June 5, 2009. On April 3, 2009, Eldorado adopted new bylaws that were confirmed by shareholders on May 7, 2009.

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5. The Company, through its subsidiaries, also maintains offices in:

Ankara, Turkey	Beijing, China
Uşak, Turkey	Xining, China
Izmir, Turkey	Qianxinan Prefecture, Guizhou Province, China
Athens, Greece	Haixi District, China
Alexandroupolis, Greece	Baishan, Jilin Province, China

Belo Horizonte, Brazil

Eldorado’s registered and records office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, BC, Canada V6C 0A3.

Our mining operations, the Kisladag Gold Mine (“Kisladag” or the “Kisladag Mine”), the Tanjianshan Gold Mine (“Tanjianshan”, “TJS” or the “TJS Mine”), the Jinfeng Gold Mine (“Jinfeng” or the “Jinfeng Mine”) and White Mountain Gold Mine (“White Mountain” or “White Mountain Mine”) and our development projects, the Efemçukuru Gold Project (“Efemçukuru” or the “Efemçukuru Project”), the Eastern Dragon Gold

Project (“Eastern Dragon” or the “Eastern Dragon Project”) and the Perama Hill Gold Project (“Perama” or the “Perama Hill Project”) and our iron ore project, the Vila Nova Iron Ore Project (“Vila Nova” or the “Vila Nova Project”) are each managed by a general manager as decentralized business units. We centrally manage exploration properties and merger and acquisition strategies, corporate financing, global tax planning and metal and currency risk management programs at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Our assets are owned through 21 subsidiaries, as shown on the organizational chart below.

BUSINESS OF THE COMPANY

We are engaged in the production of, development of and exploration for gold. We are also engaged in the acquisition of gold properties. Our business is presently focused in China and Turkey.

We produce gold by mining and processing ore. As of December 31, 2009, we have four gold mines in production: the Kisladag Mine located near Usak, Turkey; the TJS Mine located in Qinghai Province, China; the Jinfeng Mine in southern China’s Guizhou Province; and the White Mountain Mine in northeast China’s Jilin Province. Our key development properties are the Efemçukuru Project located in Turkey and the Eastern Dragon Project in northern China’s Heilongjiang .We consider Kisladag, Tanjianshan, Jinfeng and Efemçukuru to be our material properties for the purposes of NI 43-101.

Our acquisition and growth strategy is to actively pursue growth opportunities by discovering grassroots exploration projects and acquiring advanced exploration, development or low-cost production assets in Brazil, China, Greece, Turkey and the surrounding regions, preferably with sound management and potential for increased mineral resources. At any given time, discussions and activities with respect to possible opportunities may be in process, each at different stages of due diligence. There is no assurance that any potential opportunities will be successfully completed in the future.

A description of our business, including a description of how the business developed over the past three years is set out below in the sections “Description of the Business” and “Finance”.

DESCRIPTION OF THE BUSINESS

SUMMARY REVIEW

Production and Operation

The following table summarizes our total production and operating information for each of the quarterly periods indicated and the fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008:

First Quarter 2009	Second Quarter 2009	Third Quarter 2009	Fourth Quarter 2009	Fourth Quarter 2008	2009	2008
Gold Production
Ounces Produced	61,426	84,572	88,918	128,593	81,845	363,509	308,802
Cash Operating Cost ($/oz)[1,4]	296	300	297	329	298	309	257
Total Cash Cost ($/oz)[2,4]	315	322	326	364	319	337	289
Total Production Cost ($/oz)[3,4]	375	387	430	486	404	430	370
Realized Price ($/oz - sold)	909	927	957	1,103	800	995	876
Kişladağ Mine, Turkey[5]
Ounces Produced	46,192	62,985	57,902	70,131	60,753	237,210	190,334
Tonnes to Pad	2,084,714	2,428,611	2,523,546	3,679,685	2,371,101	10,716,556	7,555,881
Grade (grams / tonne)	1.34	1.18	1.22	0.86	1.34	1.11	1.27
Cash Operating Cost ($/oz)[4]	274	269	276	296	279	280	254
Total Cash Cost ($/oz)[2,4]	276	271	278	298	281	282	256
Total Production Cost ($/oz)[3,4]	315	309	336	354	314	330	291
Tanjianshan Mine, China
Ounces Produced	15,234	21,587	31,016	37,773	21,092	105,610	118,468
Tonnes Milled	228,066	231,874	257,730	256,828	216,273	974,498	858,829
Grade (grams / tonne)	3.97	5.63	5.73	5.81	4.33	5.31	5.31
Cash Operating Cost ($/oz)[4]	362	390	338	330	352	349	261
Total Cash Cost ($/oz)[2,4]	432	470	414	424	429	432	343
Total Production Cost ($/oz)[3,4]	557	616	604	670	664	623	496
Jinfeg Mine, China[6]
Ounces Produced	-	-	-	14,541	-	14,541	-
Tonnes Milled	-	-	-	136,054	-	136,054	-
Grade (grams / tonne)	-	-	-	3.97	-	3.97	-
Cash Operating Cost ($/oz)[4]	-	-	-	472	-	472	-
Total Cash Cost ($/oz)[2,4]	-	-	-	516	-	516	-
Total Production Cost ($/oz)[3,4]	-	-	-	623	-	623	-
White Mountain Mine, China[6]
Ounces Produced	-	-	-	6,148	-	6,148	-
Tonnes Milled	-	-	-	58,074	-	58,074	-
Grade (grams / tonne)	-	-	-	4.26	-	4.26	-
Cash Operating Cost ($/oz)[4]	-	-	-	364	-	364	-
Total Cash Cost ($/oz)[2,4]	-	-	-	400	-	400	-
Total Production Cost ($/oz)[3,4]	-	-	-	535	-	535	-

[1]	Cost figures calculated in accordance with the Gold Institute Standard.
[2]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[3]	Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.
[4]	Cash Operating, Total Cash and Total Production Costs are non-GAAP measures. See the Section “Non-GAAP Measures” in our MD&A for the year ended December 31, 2009.
[5]	Kişladağ temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.
[6]	Jinfeng and White Mountain production for the period December 4 to December 31, 2009 only.

Note: The “Cash Operating Costs” and “Total Production Costs” set forth above were calculated in accordance with the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that included leading North American gold producers. The Gold Institute ceased operations in 2002, but its standard is widely accepted for reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures set forth above may not be comparable to other similarly titled measures of other companies. Total Cash Operating Costs per ounce are derived from amounts included in our statements of income and include mine site operating costs such as mining, processing and administration, but exclude royalties and production taxes, amortization, reclamation costs, financing costs and capital development and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production. Total Production Costs are Cash Operating Costs plus royalties and production taxes, and provision for depreciation, depletion and amortization and reclamation. These data are designed to provide additional information and are non-GAAP financial measures. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs under GAAP.

Production Outlook

Information on production outlook for each of our operating mines is contained in the section “Outlook” in our MD&A for the year ended December 31, 2009, which is available for review at www.sedar.com under our Company name.

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources for Kisladag, Efemçukuru, Tanjianshan and Perama are calculated as of December 31, 2009 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. Mineral reserves and mineral resources for Jinfeng and White Mountain were prepared using the reporting requirements of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (“JORC Code”) and are as of December 31, 2008. With respect to Jinfeng and White Mountain, no re-estimates have yet been done by Eldorado, nor have the existing estimates been depleted by 2009 production. Mineral resources and mineral reserves for Eastern Dragon were recalculated as of March 1, 2010 in accordance with NI 43-101 and CIM Standards.

Except as otherwise noted herein, Norman Pitcher, P.Geo., Chief Operating Officer of the Company, is the Qualified Person responsible for preparing or supervising the preparation of the scientific or technical information contained in this AIF and verifying the technical data disclosure in this document relating to Kisladag, Tanjianshan, Jinfeng and Efemçukuru.

GOLD	Mineral Reserves				Mineral Resources
Project	Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)		Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)
Kişladağ
Proven	68,230	1.05	2,312	Measured	82,904	0.93	2,490
Probable	149,240	0.94	4,504	Indicated	329,345	0.74	7,783
Proven & Probable	217,470	0.97	6,816	M+I	412,249	0.78	10,273
				Inferred	182,083	0.50	2,950
Efemçukuru
Proven	1,129	12.00	437	Measured	1,235	13.18	523
Probable	4,007	8.30	1,069	Indicated	4,304	8.50	1,177
Proven & Probable	5,136	9.10	1,506	M+I	5,539	9.55	1,700
				Inferred	1,703	6.43	352
Tanjianshan
Proven	5,574	3.57	640	Measured	7,082	3.19	727
Probable	571	3.79	70	Indicated	2,191	2.68	189
Proven & Probable	6,145	3.59	710	M+I	9,273	3.07	916
				Inferred	3,061	3.54	349
Perama
Proven	2,455	4.48	354	Measured	3,020	4.34	421
Probable	6,923	2.75	612	Indicated	8,690	3.37	942
Proven & Probable	9,378	3.20	966	M+I	11,710	3.62	1,363
				Inferred	8,733	1.96	552
Jinfeng
Proven	13,200	5.10	2,171	Measured	18,000	4.80	2,750
Probable	6,100	5.40	1,061	Indicated	11,000	4.47	1,580
Proven & Probable	19,300	5.20	3,232	M+I	29,000	4.65	4,330
				Inferred	5,400	3.91	674
White Mountain
Proven	4,300	3.60	500	Measured	6,700	3.10	673
Probable	2,300	4.00	290	Indicated	4,000	3.10	405
Proven & Probable	6,600	3.70	790	M+I	10,700	3.10	1,079
				Inferred	1,600	2.10	109

GOLD	Mineral Reserves			Mineral Resources
Project	Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)	Tonnes (x1000)	Grade Au g/t	In-situ Gold ounces (x1000)

Eastern Dragon
Proven	700	9.80	206	Measured	800	12.48	322
Probable	1,300	7.60	321	Indicated	2,700	6.04	530
Proven & Probable	2,000	8.40	527	M+I	3,500	7.50	852
				Inferred	2,200	2.67	190
Total Gold
Proven	95,725	2.17	6,711	Measured	119,741	2.06	7,906
Probable	171,078	1.47	8,056	Indicated	362,230	1.09	12,606
Proven & Probable	266,803	1.72	14,767	M+I	481,971	1.33	20,513
				Inferred	204,780	0.78	5,176

IRON	Mineral Reserves			Mineral Resources
Project	Tonnes (x1000)	Grade Fe %		Tonnes (x1000)	Grade Fe %
Vila Nova
Proven	2,285	63.5	Measured	2,285	63.5
Probable	6,987	60.2	Indicated	7,679	61.0
Proven & Probable	9,272	61.0	M+I	9,964	61.6
			Inferred	2,022	61.2

Reconciliation of Reserves

The following table reconciles Eldorado’s mineral reserves for Kisladag and Tanjianshan after taking into account gold production for 2009:

Mine	Mineral Reserves Dec. 31, 2008			Mined in 2009			Other Increases/Decreases in 2009			Mineral Reserves Dec. 31, 2009
	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)
Kişladağ	161,557	1.06	5,523	10,717	1.11	382	66,630	0.78	1,675	217,470	0.97	6,816

TJS	6,761	3.76	817	974	5.31	166	358	5.13	59	6,145	3.59	710

Notes on Mineral Resources and Reserves:

1)	Mineral reserves and mineral resources for Kişladağ, Efemçukuru, Tanjianshan and Perama are as of December 31, 2009. Mineral reserves for Eastern Dragon are as of March 1, 2010.
2)	Mineral resources include mineral reserves.
3)

Mineral reserves and mineral resources for Jinfeng and White Mountain are the 2009 JORC-compliant Sino Gold estimates which are as of December 31, 2008. No re-estimates have yet been done by Eldorado, nor have the existing estimates been depleted by 2009 production. In 2009, Jinfeng milled 1,505 Kt at 4.11 g/t Au and White Mountain milled 358 Kt at 3.81 g/t Au. The competent or qualified persons for the 2009 JORC-compliant reserves and resources for Jinfeng and White Mountain are referenced below. Estimates of mineral reserves and resources prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions under NI 43-101.

4)

Mineral reserves and mineral resources from Tanjianshan represent 100%, of which Eldorado owns 90%; mineral reserves and mineral resources for Jinfeng represent 100%, of which Eldorado owns 82%; mineral reserves and mineral resources for White Mountain represent 100%, of which Eldorado owns 95%; and mineral reserves and mineral resources for Eastern Dragon represent 100%, of which Eldorado owns 95%. The figures above are shown on a 100% consolidated basis; no adjustment has been made for minority interests.

5)

Mineral reserves are included in the mineral resources. The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold values, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures. Estimated mineral reserves and mineral resources may have to be recalculated based on actual production or exploration results. Market price fluctuations in the market price of gold, as well as increased production costs or alteration in recovery rate, may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine.

6)

The estimation of mineral reserves and mineral resources is a subjective process where the accuracy of any such estimates is a function of the quantity and quality of available data and the assumptions made and judgments used in engineering and geological interpretation, which may be proven to be unreliable. The assumptions and judgments used in such a process may differ, and there is no assurance that if the Sino Gold mineral reserve and mineral resource estimates for Jinfeng and White Mountain were prepared by Eldorado that the estimates would be the same. Eldorado intends to review the methodology used in preparing the mineral reserve and mineral resource estimates for these Sino Gold properties and update them as appropriate. Accordingly, there is no assurance that the mineral reserve and mineral resource estimates for the Sino Gold properties will not change

7)

Gold price used was $825/oz for Kişladağ, Efemçukuru, Perama, Tanjianshan and Eastern Dragon and $750/oz for Jinfeng and White Mountain. Silver price used for Eastern Dragon was $10/oz. Iron ore price used for Vila Nova was $0.947 per Fe unit for Lump ore and $0.744 per Fe unit for Sinter fines.

Mineral Reserve Notes:

1)

Cut-off grades (gold g/t): Kişladağ: 0.35 g/t oxide, 0.50 g/t sulphide; Efemçukuru: 4.0 g/t; Perama: 1.0 g/t; Tanjianshan: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Jinfeng: 1.5 g/t open pit, 2.9 g/t underground; White Mountain: 2.0 g/t; Eastern Dragon: 1.2 g/t open pit, 2.5 g/t underground.

2)

Qualified Persons: Richard Miller, P.Eng. and Manager, Mining for the Company is responsible for the Kişladağ, Tanjianshan and Perama reserves and for verifying the technical data relating thereto; Scott Cowie, B.Eng., MAusIMM, Senior Mining Engineer of Wardrop Engineering Inc. is responsible for the Efemçukuru reserves and for verifying the technical data relating thereto; John Chen, Ph.D., MAusIMM, Manager, Technical Services for the Company is responsible for the Jinfeng underground, White Mountain and Eastern Dragon reserves and for verifying the technical data relating thereto; Weifeng Li, MAusIMM, principle mining consultant for West Swan Pty Ltd is responsible for the Jinfeng open pit reserves and for verifying the technical data relating thereto; and Roberto Costa, principal of Roberto Costa Engenharia Ltda., is responsible for the Vila Nova iron reserves and for verifying the technical data relating thereto.

Mineral Resource Notes:

1)

Cut-off grades (gold g/t): Kişladağ: 0.3 g/t; Efemçukuru: 3.0 g/t; Perama: 1.0 g/t; Jinfeng: 1.0 g/t open pit, 2.0 g/t underground; Tanjianshan: 1.0 g/t; White Mountain: 1.0 g/t; Eastern Dragon: 1.0 g/t.

2)

Qualified Persons: Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for the Kişladağ, Efemçukuru, Perama and Tanjianshan mineral resources, and the Vila Nova iron resources and for verifying the technical data relating thereto. Yumin Qiu, Ph.D., MAIG, Director Geology and New Projects, PRC, for the Company is responsible for the Jinfeng, White Mountain and Eastern Dragon mineral resources and for verifying the technical data relating thereto.

3)

There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

Eldorado’s disclosure of mineral reserve and mineral resource information is governed by NI 43-101. The disclosure of mineral reserve and mineral resource information for properties recently acquired by the Company through its acquisition of Sino Gold other than Eastern Dragon, is based on JORC. CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve,” proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit that could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Certain mineral resource and reserve numbers pertaining to properties recently acquired by the Company through its acquisition of Sino Gold have been prepared in accordance with the JORC Code. The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in accordance with the JORC Code, are not recognized by the SEC. JORC standards differ significantly from the requirements of the SEC, and mineral resource information prepared in accordance with the JORC Code is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

REGIONAL REVIEW

Turkey

Turkey has considerable potential for gold exploration and production. A substantial mining industry supported by well-developed infrastructure exists throughout the country. Mineral production is dominated by the industrial and base metal sectors, operated by both domestic and foreign mining companies.

Kisladag

The Kisladag Mine, an open pit gold mine in Usak Province, Turkey, began commercial production on July 1, 2006.

Property Description and Ownership Interest

We own a 100 percent interest in Kisladag through our wholly owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (“Tüprag”).

The Kisladag land position consists of one operating licence (number IR 7302) and a total area of 15,717 hectares. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license is currently set to expire on April 9, 2013, but can be extended if production is still ongoing at the end of the license period.

All surface rights needed to operate Kisladag have been obtained.

A royalty is payable to the Government of Turkey, calculated on an annual basis at 1% of the mining cost times a factor of 130%, which is effectively 1.3% of the mining cost. No other royalties apply to the property.

All permits required to operate Kisladag have been obtained. For further information on the permits issued, see the Kisladag Report (as defined below), which is available at www.sedar.com under our Company name.

Location, Climate, Access and Infrastructure

The Kisladag Mine is located in a rural area in west-central Turkey between the major centres of Izmir, lying 180 kilometres to the west on the Aegean coast, and the capital city of Ankara, 350 kilometres to the northeast. The site lies 35 kilometres southwest of the city of Usak (population 170,000) near the village of Gümüskol. Access to the mine is via the 5.3 kilometre mine access road that connects to the highway between the towns of Ulubey and Esme.

The project site is located at an elevation of approximately 1,000 masl in gently rolling topography. The climate is temperate with an average annual rainfall of 425 mm, most of which occurs during the winter months. Economic activity in the area consists of a mixture of subsistence farming and grazing.

The project currently employs approximately 480 personnel and 200 contract workers with the majority of workers drawn from the local region. Infrastructure to support the mine includes an access road, a water well field with a 13 kilometre water pipeline and a 25 kilometre power transmission line. Supplies and services are accessed from the city of Usak.

Geology and Mineralization

The Kisladag deposit consists of porphyry-style gold mineralization centred on a series of overlapping sub-volcanic intrusives of quartz-syenite to quartz-monzonite composition. It is located in one of the several mid- to late-tertiary volcanic complexes in western Turkey.

Within the deposit area, the main lithologies are quartz-trachyte to quartz-latite flows and volcaniclastic rocks intruded by a series of nested sub-volcanic porphyritic intrusives of alkalic affinities. Based on the intensity of alteration, mineralization and cross-cutting relationships, three mineralized (Intrusions #1, #2 and #2A) and one post-mineral (Intrusion #3) intrusive bodies have been identified. West of the open pit, the schistose basement has been intersected in a number of drill holes and outcrops of basement rocks have been mapped north and west of the leach pad area.

The Kisladag deposit lies in the eroded core of a Miocene stratovolcano complex, which has experienced relatively little structural modification. Lithologic contacts are primarily intrusive or depositional, with no mappable fault offsets documented. Despite the absence of major faults, the Kisladag deposit and adjacent rocks contain a high density of low-displacement brittle fractures. Most of the observable fractures are best classified as joints and low-displacement faults and have continuity limited to a few metres to a few tens of metres.

Gold mineralization with traces of molybdenum, zinc, lead and copper encircles the late barren stock (Intrusion #3). Higher-grade gold mineralization (> 1 g/t Au) is associated with Intrusion #1 and forms a horseshoe-shaped zone around Intrusion #3. The higher gold grades are associated with multiphase quartz sulphide stockwork and pervasive silicification. The mineralized zones dip outward in a bell-shaped body sub-parallel to the contact of the stock. Pyrite is the dominant sulphide mineral present, with visual estimates averaging around 4% in the primary mineralized zone.

Oxidation has affected the Kisladag deposit, being deeper on the uphill (southern) side of the deposit (from 30 metres to 80 metres deep) as compared to the downhill (northern) side of the deposit, (from 20 metres to 50 metres below surface). Limonite is the most abundant oxide mineral.

History

Kisladag is a greenfield discovery of the Company. We began in-depth exploration work in 1997 based on preliminary stream sediment analysis and satellite imaging. Since acquiring Kisladag, we have advanced this property through various stages of exploration and development to production. The following is a record of the various milestones:

1997	Identification of ore body.
1999	Approval of the site selection permit.
2000	Completed Scoping Study.
May 2001	Completed Prefeasibility Study.
November 2001	Completed Addendum Report to the Prefeasibility Study.
May 2002	Completed Updated Reserve Report.
March 2003	Completed Feasibility Study.
June 2003	Received Environmental Positive Certificate, Mine Operation Permit and Site Selection Permit.
March 2003	Completed Hatch Feasibility Study.
July 2003	Completed Optimization Study.
April 2004	Completed permitting process and obtained all approvals for constructing Kişladağ, including Zoning Plan.
May 2004	Completed Feasibility Cost Update.
July 2004	Turkish legislation amendments, including provisions for exemptions for gold mining from VAT and for the imposition of a royalty of 1% for gold produced on site.
September 2004	Received the construction permit for Kişladağ and began site activities.
2005	Started construction.
2006	Mechanical completion of the process and ancillary facilities was completed followed by commissioning and start-up.
April 2006	Started commissioning and leaching.
May 2006	Poured the first doré.
July 2006	Commercial production.
March 2007	Completed the second phase: expanded the crushing circuit, leach pad and equipment maintenance facilities to increase production throughput to the final design capacity of 10 Mt annually.
July 2007	Granted access to the lands required for constructing additional process pond capacity, the permanent stormwater pond and the second phase of the leach pad installation.
August 2007	Completed construction of the ponds and associated piping in August 2007.
August 2007 – March 2008	Temporary interruption of commercial production
2008	The mining contractor was phased out of pit operations during the second half of 2008.
2009	Initiated the Optimization Study. Completed expansion of Phase II level pad and installed large carbon columns in ADR plant.
February 2010	Completed the Kişladağ Report (see below).

Drilling, Sampling and Analysis and Data Verification

Several drilling campaigns of both core drilling and reverse circulation (“RC”) drilling took place from 1998 until 2009 for a total of some 76,000 meters, of which 50% was drilled from 2007 to 2009. This later drilling, mostly core holes, provided information to enable us to upgrade the mineral resource.

All diamond drilling in Kisladag was done with wire line core rigs of mostly HQ size. Drillers placed the core into wooden core boxes with each box holding about four meters of HQ core. Geology and geotechnical data were collected from the core and the core was photographed (wet) before sampling. SG measurements were done approximately every five meters. Core recovery in the mineralized units was excellent, usually between 95% and 100%. The entire lengths of the diamond drill holes were sampled (sawn in half by diamond saw). The core library for the Kisladag deposit is kept in core storage facilities on site.

Samples were prepared at Eldorado’s in-country preparation facility at Çanakkale in northwestern Turkey. A Standard Reference Material (SRM), a duplicate and a blank sample were inserted into the sample stream at every eighth sample. From there, the sample pulps were shipped to the ALS Chemex Analytical Laboratory in North Vancouver. All samples were assayed for gold by 30 g fire assay with an atomic absorption (“AA”) finish and for multi-element determination using fusion digestion and inductively coupled plasma spectroscopy (“ICP”) analysis.

Monitoring of the quality control samples showed all data were in control throughout the preparation and analytical processes. Eldorado has a quality assurance and quality control (“QA/QC”) program in place. In Eldorado’s opinion, the QA/QC results demonstrate that the Kisladag deposit assay database, particularly for new data obtained from 2007 to 2009, is sufficiently accurate and precise for resource estimation.

Since the start of production in 2006, the entire drill hole database was reviewed in detail. Checks were made to original assay certificates and survey data. Any discrepancies found were corrected and incorporated into the current resource database. Eldorado therefore concludes that the data supporting the Kisladag resource work are sufficiently free of error to be adequate for estimation.

Mineral Reserve and Mineral Resource Estimates

See “Description of Business – Summary Review – Mineral Reserve and Mineral Resources”.

Mining Operations

As of the date of this AIF, the Kisladag Mine has been operating for nearly four years. In 2009, it produced 237,210 ounces of gold at a cash operating cost of $280 per ounce. The successful transition to owner mining from contractor mining was completed in the third quarter of 2008, and pit production is now fully dependent on owner mining. Commercial production was temporarily interrupted from August 2007 to March 2008 (see Kisladag – Litigation). We continue to employ a Turkish mining contractor to provide ancillary services such a hauling run-of-mine ore to the leach pad.

The mine operation is a standard drill and blast truck and shovel open pit operation using Caterpillar model 785C 150-ton trucks and Hitachi EX-3600 hydraulic shovels. The mine operates 24 hours a day seven days a week, as does the crusher. The current reserve at Kisladag supports a mine life of 19 years. The current life of mine plan is based on an average annual production rate of 12 Mt of ore as of 2011.

The Kisladag ore is processed in a standard heap leach facility containing a three-stage crushing plant, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon is treated on site in a refinery and the final product is a gold doré bar.

The product from the crushing and screening circuit is transported to the heap leach pad by two-stage overland conveyors. A series of portable conveyors and a radial stacker are used to place the ore onto the pad. Depending on the location on and geometry of the pads, advance stacking may be used. The designed stack height is 60 meters placed in 10 meter high lifts.

The heap leach pad is a permanent facility employing a two-part liner system of a compacted layer of low permeability clay soil, with a two mm thick HPDE/LLDPE synthetic liner.

The water management system has been designed to accommodate a 100-year, 24-hour storm event.

Gold from the heap solutions is loaded onto activated carbon in the ADR plant. The gold is recovered from the carbon in a standard Zadra process consisting of pressure stripping, electro winning and smelting. The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

Environmental

The Kisladag Project Environmental Impact Assessment (“EIA”) study was completed in January 2003 and submitted to the Turkish Authorities at the Ministry of Forest and Environment. An Environmental Positive Certificate for the project was subsequently obtained in June 2003. The EIA document presents a number of potential socio-economic effects associated with the development of the mine, and defines a number of measures to avoid or minimize potential environmental impacts.

An environmental monitoring plan covering air quality, surface water and groundwater monitoring was developed to address the potential impacts of the mining operation. This plan was put in place in 2005 prior to pre-production and has been maintained throughout the production phase. Data collected during the monitoring program are reported to the relevant government agencies on a monthly and annual basis.

Additional issues addressed in the imbedded Environmental Management Plan include noise and blast vibration monitoring as well as waste and hazardous waste storage and disposal.

A Mine Reclamation Plan, based on the EIA study and Preliminary Closure Plan, was prepared and submitted to the relevant government authority in August 2008 as part of regulatory requirements.

In 2007, site remediation efforts began at Kisladag with a program to re-establish tree cover in certain areas of the project site and with initial studies into developing test cells for cover system designs to be used to cap the leach pad and rock dumps as set out in the mine closure plan. This work has been supported by a program carried out in the Company’s greenhouse facilities to investigate the different plant, shrub and tree species suitable for local propagation. This work will be ongoing over the life of the mine.

Operating and Capital Costs

The operating costs per unit of production have been relatively constant since the start up of the mine. The cost for processing and mine support are expected to remain constant for the remainder of the mine life, subject to change in input costs that affect the entire gold mining industry, including, but not limited to, changes in fuel costs, reagent costs, exchange rates, labour costs and inflation. The unit costs for mining are expected to increase as the pit deepens and to the extent that they are impacted by the previously listed input costs.

In 2009, the mine initiated a study to expand the current processing rate to 12 Mt of ore per year. The capital cost of this expansion is included in the 2010 budget, and sufficient capital has been budgeted to include an upgrade of the existing crushing and screening plant as well as the ADR plant. The project is expected to be completed by 2011.

Corporate taxation for Turkish businesses is currently 20%.

The initial capital expenditure has already been paid back. The project is generating positive cash flow and the expansion capital proposed for 2010 will be paid back within the first year of the project completion.

Current and Proposed Exploration and Development

The Kisladag Mine is planning to operate through 2010 with production of 10 Mt per annum at an ore grade of 1.03 g/t Au and a strip ratio of 1.21:1. The largest element of the capital plan for 2010 is the $40 million budget for the planned Phase 1 expansion. This expansion will enable Kisladag to operate at 12 Mt per annum and at a steady state annualized rate of approximately 300,000 ounces beginning in 2011. In 2010, on site exploration at Kisladag will consist of approximately 20,000 metres of diamond drilling designed to define the ultimate resource base.

Litigation

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of the Environment and Forests (the “MOEF”) seeking to cancel the Environmental Positive Certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the EIA.

In 2007, a judgment on the litigation at a lower administrative court was in our favour. The plaintiff appealed that decision and as a result of the appeal on July 19, 2007, the Sixth Department of Council of State ordered the shutdown of the Kisladag mine pending a decision on the case. On August 18, 2007, mining operations were shut down except those activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed during the rest of 2007.

On February 6, 2008, a decision was rendered by the Sixth Department of the High Administrative Court in Ankara, Turkey. This decision held that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case and referred the matter for rehearing before the Lower Administrative Court. The temporary injunction automatically expired with the decision on the case.

On February 28, 2008, the Ministry of Environment and Forestry and Tüprag (as co-defendant) filed an appeal requesting that the Sixth Department of the High Administrative Court reconsider its February 6, 2008 decision on the essence of the Kisladag EIA case and rule on the merits of the case. This appeal was denied. The matter has now been referred to the Lower Administrative Court, which named an expert panel to review the EIA Report and prepare a report for such Court.

On March 6, 2008, the Kisladag mine re-opened and production activities resumed.

The experts’ report has been completed and the experts’ opinions were unanimously in favour of the project. The court is now expected to render a decision in the case. Eldorado continues to believe that ultimately this litigation will be successfully defended. If Eldorado is unsuccessful in defending this litigation, its ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag. We are confident in both the methodology of the EIA Report and Tüprag’s compliance with all procedural steps taken in obtaining the Environmental Positive Certificate. We continue to believe that we will successfully defend this litigation.

Kisladag Reports

Kisladag is the subject of the following technical report: “Technical Report for Kisladag Gold Mine, Turkey” with an Effective Date of January 2010, prepared by Eldorado and dated March 15, 2010 (the “Kisladag Report”). The qualified persons responsible for preparing the Kisladag Report are Stephen Juras, Ph.D., P. Geo.; Richard Miller, P. Eng.; and Paul Skayman, MAusIMM of Eldorado.

The scientific and technical information on Kisladag is largely derived from the Kisladag Report. The Kisladag Report is available at www.sedar.com under our Company name, and should be reviewed to put the preceding discussion in context. Kisladag is also the subject of a number of other historical reports that are available at www.sedar.com under our Company name.

Efemçukuru

Efemçukuru, located in Izmir Province, is our primary development project in Turkey.

Property Description and Ownership Interest

We own a 100 percent interest in Efemçukuru through our subsidiaries. Efemçukuru consists of one operating licence (number IR 5419) covering 2,262 hectares. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area, provided fees and taxes are maintained. This license is due for renewal April 2010. The renewal process in underway and no interruption of the license is anticipated.

As of December 31, 2009 approximately 89.2 percent of the private land needed for the project has been purchased by the Company. We continue to work with villagers and government to acquire the balance of the land required for the project either through direct negotiations or regulated expropriation procedures.

Both private landowners and the State as Forest Lease Land hold surface rights in the area.

A royalty is payable to the Government of Turkey, calculated on an annual basis at 1% of the mining cost times a factor of 130%, which is effectively 1.3% of the mining cost. No other royalties apply to the property.

Location, Climate, Access and Infrastructure

Efemçukuru is located in Izmir Province near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The nearest settlement, the village of Efemçukuru (population approximately 500), is located two kilometers to the south. Access to Efemçukuru is provided by various paved and unpaved roads connecting the village with other local population centres.

Power will be provided to the site via a dedicated transmission line from the Urla substation approximately 20 kilometers away. Mine infrastructure will include administration buildings, the concentrator, filtration plant, tailings and waste rock impound areas. Concentrate treatment will be carried out at Kisladag.

Efemçukuru is located in hilly terrain at an elevation of 580 to 720 masl and is situated within the Aegean climatic zone, which is characterized by hot and dry summers and warm and rainy winters with limited snowfall. Temperatures in the region range between 30°C in summer and 0°C in winter with an annual average of approximately 17°C. Average annual precipitation is 750 mm due to the moderating influence of the Aegean Sea. Vegetation consists of mature pine trees with sparse undergrowth covering the hillsides.

Efemçukuru will employ approximately 300 people at maximum production, with the majority of workers drawn from the local region. Supplies and services will be accessed from the city of Izmir, 20 kilometers to the north.

Geology and Mineralization

The Efemçukuru Project is located at the western end of the Izmir-Ankara Suture Zone, a major regional structure that extends northeast and then east from Izmir for almost 800 kilometres. The immediate project area is comprised of a late Cretaceous to Paleocene-age volcano-sedimentary sequence, which has been regionally metamorphosed to greenschist facies. Gold mineralization is hosted by the 1,200 metre Kestane Beleni Vein, which contains the present resource, and the less explored Kokarpinar Vein. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances. Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

History

While carrying out reconnaissance work in Western Turkey, Tüprag discovered the Efemçukuru project in 1992. The area was noted on geological plans as the site of old mine workings. Surface evidence of these workings has been found in the form of shallow excavations in the main Kestane Beleni structure. Between 1992 and 1996, Tüprag conducted extensive exploration work, including a magnetic survey and mapping; soil, rock chip and channel sampling and surface trenching; and in excess of 6,000 meters of HQ drilling.

The target identified at Efemçukuru is a high-grade vein-hosted gold system. The following is a record of the various milestones since acquisition:

1997

Completed drilling program along the north, middle and south ore shoots, delineating the initial identified resource and hydrogeological testing of the vein structure and the hanging wall and foot wall rocks.

1998	Geological model evaluated by a third-party consultant and measured and indicated resource estimates confirmed.
1998	Initiated permitting for the project.
1999	Completed a full prefeasibility study.
May 2004	Completed the EIA study.
1999 to 2006	Limited work as efforts were focused on developing Kişladağ Mine.
2006

Designed a drilling program to convert inferred resources into measured and indicated resources for the purpose of forming the basis of a new mine plan and subsequent reserve calculation and to test the potential of the system at depth.

2006	Began land acquisition, with 40% of the land acquired by December 31, 2006.
August 2007

Wardrop Engineering Inc. (“WEI”)released a feasibility study for the Efemçukuru Project, which defined an operation based on underground mining and milling of the ore on site with post treatment of gold concentrate at Kişladağ.

2007

Drilling program targetted the South Ore Shoot and Transition Zone areas and more clearly defined the Middle Ore Shoot mineralization, with an extension of thick and gold-rich vein hosted mineralization and recognition of near continuous stockwork gold mineralization enveloping the veins.

2008

Drilling program over the North Ore Shoot, northern and southern extents of the Kestane Beleni vein, and the paralleling Kokarpinar veins successfully intersected precious metal and base metal rich intercepts down-plunge from current limits.

August 2008	WEI completed Feasibility Study.
2008	Completed basic engineering of Efemçukuru Project, commenced detailed engineering and procurement of long lead items.
Q2 2008	Commenced construction of access road and earthworks associated with the plant site and infrastructure.

In 2008, exploration work included property-wide surveys and drilling on the North Ore Shoot and a property-wide soil geochemical sampling campaign with follow-up semi-detailed geological mapping, which yielded interesting multi-element anomalous patterns.

In 2008, mapping and rock chip sampling found units containing anomalous silver and base metal values in the Gokestepe and Dedebag areas. Local high-grade gold and elevated base metal values were returned over the Kokarpinar vein anomalous zones. Surface soil samples have anomalous gold values along strike northwest of the main Kestane Beleni vein.

Drilling, Sampling and Analysis and Data Verification

Drilling on the Efemçukuru property has been carried out in several phases. Phases one through five were completed between September 1992 and December 1997. Infill and exploratory drilling began again in August 2006 and continued through 2009.

Samples collected during core drilling used either a five foot or a ten foot single tube HQ core barrel. Some deeper holes required a reduction to NQ rods to complete the drill hole. Sample intervals from 0.1 meters to 1.6 meters were selected by the geologist and marked in the core boxes. One-half of the split core was reduced through a two-stage crushing and pulverizing circuit. After initial crushing, the sample was split to approximately one kilogram and then pulverized. After pulverizing, the sample was split again into two 200 g pulps. One 200 g pulp was shipped to the analytical laboratory and the second 200 g pulp, together with the approximately one kilogram of pulp reject, was put into storage.

Primary assaying up to 1997 was completed at SGS laboratories in Canada and France and check assays were done at Chemex and Bondar-Clegg laboratories in Vancouver, Canada. Holes KV-1 through KV-26 were fire-assayed at SGS-Xral in Toronto, Canada and holes KV-27 through KV-108 were fire-assayed at the SGS laboratory in Carcassonne, France. The initial fire assay was done on a 1 assay-ton charge with an AA finish. Over-range samples (>10 ppm Au) were re-assayed with a gravimetric finish.

Besides gold, multi-element analyses, including silver, were completed on approximately 75% of the samples from drill holes KV-01 to KV-43, and on 35% of the samples from drill holes KV-44 to KV-95.

Sample pulps from the 2006-2007 drilling program were sent from the Çanakkale sample preparation facility to ALS Chemex Laboratories (Chemex) sample preparation facility in Izmir and were then shipped under the supervision of Chemex to their analytical laboratory in North Vancouver. All samples were assayed for gold by 30 g fire assay with an AA finish and for multi-element determination using fusion digest and ICP analysis.

Samples that returned assays greater than 5 g/t were re-assayed by fire assay with a gravimetric finish. During the latest program, all samples greater than 5 g/t and less than 10 g/t Au from the pre-109 holes were also re-assayed. All geological and assay data for the project are stored in a database program developed by Maxwell Geoservices.

Eldorado has a QA/QC program in place.

As a test of assay data integrity, the data used to estimate the 2009 Efemçukuru mineral resource were verified against original source data. Survey and assay data were checked and any discrepancies were corrected prior to entry into the new database. Newer data entered directly into the database are periodically compared to original electronic certificates (assays) and down hole measurements and collar survey data. As a result, the data transferred for use in resource modelling are considered sufficiently free of error to be adequate for resource estimation of the Efemçukuru Project.

Mineral Reserves and Mineral Resource Estimates

See “Description of the Business – Summary Review – Mineral Reserves and Mineral Resources”.

Engineering, Construction and Development Activities

The August 2007 WEI Feasibility Study on the Efemçukuru Project is based on a conventional underground mine operating plan using cut and fill and longhole mining methods and supported by a flotation/gravity recovery circuit located on site. Gravity concentrate will be recovered and refined to doré on site while the flotation concentrate produced from the circuit will be treated at a dedicated cyanide leach plant located at Kisladag. The results of the feasibility study indicate a proven and probable reserve of 1,221,000 gold ounces, mined over a 9.4 year period. Life of mine cash costs are $227 per ounce, and the probability of increasing the reserve base is considered high.

Basic engineering of the process design, mine development and infrastructure was completed in 2008 by Wardrop Engineering. A Turkish engineering group was brought on under Wardrop Engineering’s supervision, to carry out the detailed engineering according to the requirements of Turkish industrial standards. Procurement of long lead items, including the Semi-autogenous grinding (SAG) and ball mills, was initiated in 2008. Delivery of the SAG and ball mills, which have the longest manufacturing time was completed in Q4 2009.

Construction activity began in the second quarter of 2008 with the development of the access road to the site and earthworks associated with the plant site and infrastructure. Abnormally high precipitation levels delayed completion of this work into 2009. We expect to complete the power supply to the Efemçukuru site and construction of primary surface facilities by the end of 2010, and anticipate mechanical completion of the plant by early 2011. Construction of the flotation concentrate treatment plant at Kisladag will be initiated in 2010. Eldorado selected a Turkish contractor to carry out the mine preproduction, consisting of underground development in preparation for mine operations. Completion of the development is expected to take 12 to 14 months and will commence in the second quarter of 2010.

Environmental & Permitting

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries. Permits have been received from the Ministry of Forestry authorities to allow access for construction on designated forest lands.

The key Environmental Positive Certificate is issued by the MOEF following a successful review of the EIA report. The permit contains agreed protocols between the proponent and the MOEF for mitigation methods, monitoring standards, closure procedures and financial guarantees. The EIA was submitted and receipt of the Environmental Positive Certificate was received in September 2005. The remaining key permits required prior to start-up of the mine include the blasting and explosive depot permits and the trial operating permit. Permits that are required after start-up and inspection include the Work Place Labour permit and the Air Emission and Discharge permit.

Following start-up of operations and demonstration of compliance with all received approvals and permits, the Operating permit is then issued.

Operating and Capital Costs

Based on a 2009 study that was an update to the 2007 feasibility, a LOM production rate of 401,500 tonnes per year is planned at Efemçukuru, based on an average daily mill throughput of 1,100 tonnes.

This study reflected changes resulting from market conditions and revised reserves. The LOM average head grade to the plant will be 9.1 g/ t Au. Combined with a forecast metallurgical recovery of 86.5%, gold production will average 101,600 ounces per year at an average LOM cash cost of $280 per ounce based on the 2009 study that was an update to the 2007 feasibility.

Corporate taxation for Turkish businesses is currently 20%.

Capital spending for 2010 at the Efemçukuru Project will total $105 million to complete surface facilities and underground development necessary to commence production in 2011.

Current and Proposed Exploration and Development

The Efemçukuru Project will be a high-grade underground mine operation. Mining will be done with conventional trackless equipment using mechanized cut and fill as well as longhole stoping methods. Ore will be processed through a milling and flotation concentrate circuit located at the project site. A gravity concentrate will be recovered and refined to doré on site while the flotation concentration will be transported to the gold recovery circuit located at Kisladag .

Construction at Efemçukuru continued during 2009. The basic engineering package for the process and infrastructure facilities was completed and we began the detailed design for the civil, mechanical and electrical work. We procured long lead time items and we set up the construction management team. Civil construction of major installations at Efemçukuru continued during the year, including the access road, plant site retaining wall, concentrator building, ore bin foundations and initial steel erection. We are currently assembling the operating team to ensure a smooth transition from project construction to production.

Exploration will continue on parallel veins within the epithermal system, including the Kokarpinar vein to the south and the northerly extension of the main ore zone.

Litigation

In 2004, litigation was filed by certain third parties against the MOEF and Tüprag seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area. During the course of this litigation, the Lower Administrative Court issued a negative decision, and while in effect the decision prevented the start of mining activities at Efemçukuru. The decision was overturned in 2005 by the High Administrative Court and the mining license was re-issued. On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for the Efemçukuru Project issued by the MOEF. This decision has been appealed by the unsuccessful litigant. We believe that ultimately this litigation shall be successfully defended.

We continue to proceed with our 2010 work plan and permit application schedule.

Efemçukuru Reports

Efemçukuru is the subject of the following report (the “Efemçukuru Report”): the “Technical Report on the Efemçukuru Project (August 2007)” dated August 17, 2007. The qualified person responsible for preparing the Efemçukuru Report is Scott Cowie. of Wardrop Engineering Inc.; and Stephen Juras, Ph.D., P.Geo., of Eldorado

The scientific and technical information on Efemçukuru is largely derived from the Efemçukuru Report. The Efemçukuru Report is available at www.sedar.com under our Company name, and should be reviewed to put the preceding discussion in context.

Other Exploration in Turkey

In 2009, we continued to carry out exploration activities through Tüprag in the west-central prospect of Sayacik, adjacent to Kisladag. The total 2010 exploration budget for Turkey is $12.2 million. Key exploration projects are highlighted below.

Sayacik (Kisladag)

At the Sayacik project adjacent to the Kisladag mine, we conducted geological mapping and IP geophysical survey followed by drilling. We drilled 12 diamond drill holes for a total of 6,365 meters and 14 reverse circulation holes for 2,073 meters. While the drilling encountered widespread alteration and weak mineralization, the porphyry system at Sayacik appears to be deeply buried. We are planning 1000 meters of reverse circulation and 1750 meters of diamond drilling to test identified geophysical targets on the property in 2010.

MH

The MH property is a potential for iron oxide copper gold deposit in central Turkey. In 2009, we conducted geological mapping, soil and rock chip sampling, and gravity, magnetic and IP geophysical surveys. Four copper-gold anomalies have been defined as a result of this work. In 2010, we intend to conduct detailed mapping of these targets followed by diamond and reverse circulation drilling.

Pontide Region

Work was completed in 2009 on the Gümüshane-Arpali and Zonguldak projects and the results were not encouraging. License evaluation work for other license blocks in the region is underway and follow up stream sediment anomalies is planned in 2010.

 Central Region

License evaluation in the Konya region has been completed. Shear-zone Au hosted mineralization in late Paleozoic meta volcanics and  phyllites has been identified. Follow up geological work including drilling is planned for 2010.

China

The People’s Republic of China (the “PRC” or “China”) is a significant producer of commodities with its mining industry ranking third in the world. Much of the mineral production is consumed nationally. In the recent past, the government has moved to increase foreign investment in several sectors of the mining industry, including the development of Sino-foreign cooperative joint ventures and foreign participation in mineral resource exploration and mining.

Tanjianshan (“TJS”)

The Tanjianshan gold mine is located in the Qinghai Province of northwest China.

Project Description and Ownership Interest

The Tanjianshan Mine is owned through a joint venture company, Qinghai Dachaidan Mining Limited (“QDML”), which is governed by the laws of the PRC. Through our wholly owned subsidiary, TJS Limited we own a 90% interest in QDML and the Tanjianshan mine. The remaining 10% interest is owned equally by the Qinghai Number One Geological Brigade (“Q1”) (5%) and the Dachaidan Gold Mine (5%).

The Tanjianshan project comprises four large contiguous exploration licences that total 338 km2 in area and include two mining licences over two defined gold deposits, namely the Jinlonggou (“JLG”) and Qinlongtan (“QLT”) deposits, as well as numerous other prospects and anomalies. The licences are as follows:

Tenement	Type	Area (km2)	Date Granted	Date Expiry
Jinlonggou	Mining	1.03	02 Sep 2004	17 Jul 2011
Qinlongtan	Mining	2.88	24 Jan 2005	In Process
		3.91
Qinlongshan	Exploration	73.55	12 May 2006	12 Feb 2012
Qingshan	Exploration	72.12	03 Nov 2005	03 Nov 2011
Jinlonggou	Exploration	88.03	12 May 2006	12 Feb 2012

Xijingou	Exploration	110.92	03 Nov 2005	03 Nov 2011
Total		344.62

The exploration licences at TJS are defined by latitude and longitude and marked on either the No. 3° or No. 6° Qinghai Provincial Grid. The tenements are not surveyed, and the co-ordinate definition on the maps takes precedence over all other definitions.

Owners of an exploration license have the right to explore for all minerals, save those preserved for the State, and to construct such facilities as required by the owner for exploration. The owner also has a priority claim over applications for mining licences within the exploration licence area. Owners are obligated to begin and complete exploration within the time frame of the licence and to submit progress reports on a regular basis. Excavations and other surface disturbances are required to be rehabilitated on completion of the planned exploration. Annual maintenance costs are RMB 100 per km2 for years 1 to 3, thereafter increasing by RMB 100 per year to a maximum of RMB 500 per km2 per year.

Prescribed exploration expenditures per km2 are RMB 2,000 in year 1, RMB 5,000 in year 2 and RMB 10,000 in subsequent years. These licenses are granted initially for three years, and may be extended for a further two years. There is no limit to the number of extensions that may be applied for. The mining license is granted for a maximum initial period of three years depending on the scale of the mine; thereafter, renewal is reviewed before expiration upon the mining license holder’s application. Renewal is guaranteed, provided there is compliance with mining regulations and all tax and royalty payments have been made. Owners of a mining licence have the right to construct, develop and mine the delineated mineral resource.

Currently, the JLG mining license is owned by QDML and extends from surface (3,556 masl) to 3,378 masl. This license was subsequently upgraded to include all mineral resources down to 3,000 masl, an elevation below the existing known resources.

The QLT mining license, previously held by Q1, was transferred to QDML. This mining license extends vertically from surface (3,710 masl) to 3,450 masl.

Surface rights at TJS are currently sufficient for mining operations at the scale indicated by the Tanjianshan proven and probable reserves, as disclosed under “Description of the Business – Summary Review – Mineral Reserves and Mineral Resources”. To the extent that such proven and probable reserves increase, TJS surface rights will not be sufficient, and it will be necessary to obtain additional surface rights. There are three ways to obtain land use rights from the PRC government authorities: allocation, grant and lease. Different levels of government organizations have different authorities to approve the land use right application depending on the nature and areas of the land concerned. QDML may submit its application to the relevant government authorities to obtain the granted land or leased land if it deems necessary. QDML obtained the lease right dated July 11, 2005 under which QDML is entitled to use the leased land with an area of 445,100 m2. On February 1, 2007 QDML obtained a Phase 2 lease right under which QDML is entitled to use additional leased land with an area of 221,083 m2. On February 1st, 2007, Phase 3 was also obtained under which QDML is entitled to use an additional 111,661 m2 of additional leased land. Phase 4 application is currently under way for another 2,642,573 m2 of leased land. This lease is expected to be granted in the fourth quarter of 2010.

For the allocated land use right, the government may approve the allocated land use right in accordance with the Catalogue for Allocated Land, which lists certain industries that may be able to use allocated land. Although the gold mining industry has not been listed in the Catalogue for Allocated Land, QDML obtained allocated land on July 11, 2005 with an area of 243,332 m2. On February 1, 2007 QDML obtained the allocated land under which QDML is entitled to use additional allocated land for an area of 1,170,654 m2. On February 1, 2007, QDML also obtained the allocated land under which QDML is entitled to additional allocated land for an area of 575,469 m2. The rules have subsequently changed and allocation is now only used for social projects.

The Co-operative Joint Venture (the “CJV”) provides that Q1 and Dachaidan Gold Mine obtain a total of 4.5 percent of the net sales revenue from the gold produced by QDML as their base income directly transferred once each sale is transacted. This revenue shall be directly transferred to the account designated by each of Q1 and Dachaidan Gold Mine each time QDML sells mineral products. The 4.5 percent royalty is evenly split between the two groups (2.25 percent each). However, in order for Q1 and Dachaidan Gold Mine to obtain such 4.5 percent royalty, approval from related tax authorities must be obtained. The royalty percentage is unaffected by the percentage ownership interests of the parties to the QDML joint venture. The total royalties paid to our QMDL partners in 2009 were approximately $4.2 million USD.

Location, Climate, Access and Infrastructure

Tanjianshan is located in the Dachaidan Region, Haixi Prefecture, Qinghai Province in the northwest of the PRC. Qinghai is a relatively large province covering 720,000 km2 and supporting a population of approximately 5.3 million. The capital of Qinghai is Xining, which is situated in the eastern part of the province. The project area is located 80 km northwest of Dachaidan in the Haixi Prefecture.

The camp and the mill site at Tanjianshan are located at an elevation of 3,200 m with the main resource at between 3,300 m and 3,550 m. Tanjianshan is located in the Saishiteng Mountains, and there is virtually no vegetation in the area. The landscape is composed of rugged mountains with slope angles of 45° to 50°. The Aolao River lies approximately two km to the east and is the only permanent river in the area.

The project area experiences a dry continental climate with low rainfall, high evaporation and generally clear skies. Winters are long and summers short, with a large daily variance in temperature range. Meteorological data collected between 1971 and 1980 at Dachaidan (80 km east southeast), and at a lower elevation than the site, recorded an average annual temperature of 1.6oC and annual rainfall of 200 mm. Maximum monthly temperatures are in July and August (21oC) and minimum monthly temperatures are in January (-15oC). Maximum monthly rainfall is in June and July (40 mm), whereas little or no precipitation is recorded in November, December and January. The highest temperature on record is 29.9oC on July 15, 1971 and the lowest is -32.3oC on January 18, 1973. Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

The nearest centres are Dunhuang, Gansu Province (265 km by road to the north) and Ge’ermu (260 km by road to the south). There are frequent flights during tourist season between Beijing and Dunhuang. There are also regular flights from Xining to Ge’ermu throughout the year.

The site is easily accessed by road. There is a main highway between Dunhuang and Ge’ermu or Dachaidan in Qinghai Province that passes within 12 km of the plant site. The road is sealed and in good condition, ensuring year-round access throughout the area. Annual electrical power requirements for Tanjianshan are approximately 8,000 kilowatts. A power line from Xitieshan provides sufficient electrical power to meet these requirements and is anticipated to also cover any increase in power demand in case of expansion. At the end of 2009, QDML had a workforce of 464 people at TJS.

Geology and Mineralization

JLG lies within a low, northwest trending, mountain range (Tanjianshan) composed of Proterozoic Wandonggou Group metamorphic rocks. Early Palaeozoic gabbro and Late Paleozoic porphyritic plagiogranite intruding these units. Northwest striking thrust faults dissect the units and commonly separate structural blocks. The range to the northwest, which is host to the QLT deposit, has the same mix of rocks but also includes a large block of Late Paleozoic granite.

The JLG gold deposit lies in a host rock sequence dominated by carbonaceous phyllites. The rocks are dark grey to black and display a well-developed foliation. Two intrusive rock types occur within the limits of the mineralization and are both of probable intermediate composition. Both intrusive unit types occur above and below a major gently-dipping fault/deformation zone (T2) fault but exhibit different geometric styles. Above T2, the intrusions occur as steep (60°- 70°) southwest dipping, southeast striking thin dykes that clearly cut across the folded sedimentary units. At deeper levels, intrusions are volumetrically more significant, and occur as multiple sheeted, near horizontal sills.

The JLG deposit occurs within a roughly bowl-shaped volume having about a 500-m diameter and extending up to 240 m below surface. .Two geometrically distinct host environments exist for gold mineralization at Jinlonggou: at shallow levels, moderately to steeply dipping tabular zones are distributed within phyllite adjacent to faults and fracture zones, and at deeper levels, gently dipping mineralized zones are hosted within diorite and phyllite.

QLT mineralization is confined to a 50-80° east-dipping zone. The zone is typically 5 to 10 m wide, to a maximum of 14 m, and has been defined for 600 m along strike and over 300 m down dip.

The QLT deposit was hosted within a distinctive white silty dolomitic unit. Gold is hosted within the pyrite and arsenopyrite crystals. Minor amounts occur within quartz grains enclosed in pyrite.

Previous Exploration and Drilling

Eldorado drill core data currently supports approximately 60 percent of the Tanjianshan mineral resource and the remaining 40 percent relies on older data from campaigns conducted by previous owners. A comprehensive validation program, under the supervision of DevMin, was executed on these older data. Devmin concluded that these data are of sufficient quality to be included for use to estimate mineral resources at Tanjianshan.

The earliest exploration work in the area was in the late 1950s when Qinghai No. 5 Exploration Brigade explored for petroleum. A comprehensive reconnaissance, prospect investigation and regional surveys started in the early 1970s with work undertaken mainly by Qinghai No. 5 and No. 6 Exploration Brigades, during which, a number of mineral prospects were discovered, including copper at Yixianshan, a pyrrhotite-pyrite prospect at Huanglushan, pyrite at QLT and limonite at Tanjianshan. Lode gold in the area was discovered in the late 1970s by the Qinghai No. 5 Exploration Brigade Geology Team at Zhishigou, and this discovery intensified gold exploration work along the Chaidamu Northern Margin tectonic zone. Gold was discovered at JLG during the course of uranium exploration in 1989 by Q1, following which limited mining of both that deposit and QLT was undertaken. At JLG, the Q1 team generated exploration data in 29 surface drilled core holes; completed underground development on three levels and accompanying raises and sub-levels; and conducted extensive surface sampling in trenches, shallow pits or shafts on section lines 30 m apart.

Recent Exploration

The 2009 exploration program at TJS focused on drilling in and around the mined out QLT open pit deposit and on evaluating untested down dip and along strike southerly extensions of the host zone. The along strike extension to the south is concealed beneath alluvial cover, and was evaluated through extensive shallow Rotary Air Blast (“RAB”) drilling.

On August 12, 2009 Eldorado issued a news release reporting the first three Reverse Circulation (“RC”) holes drilled into a newly discovered zone of mineralization beneath the alluvial cover. The zone was named 323 zone after the discovery hole, and it was further drilled throughout the remainder of 2009. On November 25th the company issued a follow up news release with diamond drilling results from the zone.

The 323 zone is located approximately 2 km South of the QLT open pit. Diamond drilling has confirmed that the mineralized zone demonstrates continuity over a 300m strike length and remains open to the north and south. The diamond drilling identified a number of high grade zones, including intervals of 15.5 m grading 15.79 g/t (QD143), 18.0m grading 4.53 g/t (QD165), and 9m grading 1.49 g/t (QD167). The mineralized zone plunges gently southward. High gold grades are spatially associated with a northwest striking fault, which may have focused mineralized fluids. The 323 zone shows a strong lithological and structural similarity to the QLT deposit. The host rocks vary from a fine grained dolomitic meta-siltstone to a meta-sandstone with fine grained disseminated and clotted pyrite, capped by carbonaceous phyllite. The high grade zones commonly contain a moderate to strong overprint of ankerite and dolomite. As of March 2010, 36 diamond drill holes have been completed and drilling is continuing to define the deposit to the north and south.

Sampling and Analysis and Data Verification

Quality control procedures were instigated at the outset of the field program, and routine monitoring remains an essential part of the program. Analysis for gold was done on sawn half core samples using fire assay (AA finish) on a 50 g charge. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from the site to monitor the quality control of the assay data. In addition, about 10 percent of the samples were re-submitted for duplicate analysis at a second laboratory. These measures provided controls and checks on both accuracy and precision of the analyses.

Aspects of the field work such as survey and bulk density determinations were also checked. These were conducted by repeat measurements using different operators or different methods.

Historic data (pre-2004 and comprising about 30 percent of all data) were validated for use in mineral resource estimation. These data were validated by re-sampling underground adits and crosscuts, re-assaying drill core sample pulp material, reviewing collar and down hole survey data, and comparing database entries to source material (where available).

The quality control programs and validation work demonstrated that the assay data were sufficiently accurate and precise, and that the database is sufficiently free of error to support mineral resource estimation of the JLG and QLT deposits.

Mineral Reserve and Mineral Resource Estimates

See “Description of Business – Summary Review - Mineral Reserve and Mineral Resources”.

Development and Operations

From 1996 to 2002 mining and heap leach processing of mined materials occurred, but ceased upon execution of the CJV.

All ore and waste are currently mined via conventional, open pit mining methods and using a mining contractor. The operation uses selective mining techniques to separate ore and waste. Waste dumps are located adjacent to the existing pits.

The treatment plant flowsheet is based on material being fed into a ROM bin and through a single stage crushing circuit to a mill feed bin/stockpile. This bin/stockpile is then fed through a single stage SAG mill and a classification circuit. QLT material is then fed through a conventional CIL circuit and then the tailings are floated with the sulphide material removed for subsequent treatment.

JLG material is treated based on the sulphide content. If the sulphide level is low, the material is treated through a conventional CIL circuit. If the sulphide level is sufficiently high, the material is fed through a flotation circuit and then dewatered. The QLT and JLG flotation concentrate are then blended for an optimal sulphur grade before being fed to the two-stage roasting circuit.

The calcine product from the roaster then passes through a regrind mill to break down agglomerates and is then leached in a CIL circuit. The roaster off-gas passes through a cooling/cleaning circuit, an arsenic recovery circuit, and an acid plant. The recovered sulphuric acid and arsenic trioxide are sold. For high sulphide JLG ore, if the remaining gold grade is high enough, the flotation tails can be leached through the CIL circuit. The gold loaded carbon is then removed from both CIL circuits for gold recovery by Zadra methods, and electrowinning. Gold doré is produced at site.

The Aolao River is the primary source of raw water, which is pumped to a tank located close to the plant and used to supply water to the plant and the process water tank. Potable water is supplied to the plant and camp sites from the raw water system through a water treatment system.

The TMF (“Tailings Management Facility”) is a “hill side tailings impoundment.” The TMF has a maximum height of about 40 m and uses the downstream construction method to minimize risks associated with the TMF. The TMF has been designed as a ‘nil discharge’ facility with all free water returned to the treatment plant during operation. The tailings impound is located approximately one kilometre downstream from the plant site. The tailings dam has been lined with an HDPE liner to ensure that there is minimal risk of spills or leakage.

The following is a record of project millstones since the CJV was initiated:

April 2005	Construction began on Phase 1.
December 2006	Phase 1 construction complete with capital costs of US $48.2 million.
December 2, 2006	First gold pour from Phase 1.
February 1, 2007	Commenced commercial production on Phase 1.
March 2007

Received Gold Mining Certificate from the National Development and Reform Commission, certifying QDML as an official gold producer under the laws of the PRC, the first such certificate granted to a North American gold producer with operations in China.

June 2007	Construction of Phase 2 began, including the two-stage roaster, off-gas conversion to sulphuric acid, arsenic recovery and tailing dam expansion.
2008	TJS made transition to contractor mining to lower overall unit mining costs.
March 2008 June 2009	Commenced Mining in the JLG pit. Commissioning of Phase 2 completed with capital costs of US$49.4 million.

Operating and Capital Costs

An annual LOM mill production rate of 1.0 Mt per year (“mtpa”) of ore is projected for the remainder of the TJS mine life. This translates to an average daily milled production rate of 2,700 tpd. The total quantity of ore remaining is projected to be 6.1 Mt . A gold recovery of 87.8 percent is projected for remainder of the sulphide and oxide ore.

Approximately 974,000 tonnes of ore were milled in the twelve months ended December2009 at an average grade of 5.31 g/t, resulting in 105,610 ounces of gold produced at an average cash operating cost of $349 per ounce.

Tanjianshan Reports

Tanjianshan is the subject of the following technical report: “Tanjianshan Gold Project, China, Technical Report” (dated September 2005, revised January 30, 2006 and effective September 2005, prepared for Eldorado by RSG Global. The qualified persons responsible for the preparation of the report are John Hearne, MAusIMM of RSG Global and Stephen Juras, Ph.D., P.Geo. of Eldorado.

The scientific and technical information is largely derived from Tanjianshan Report. The Tanjianshan Report is available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context. TJS is also subject to a prior report that was prepared for Afcan Mining Limited and available at www.sedar.com under Afcan Mining Limited.).

Sino Gold Mining Limited

Acquisition of Sino Gold

On December 15, 2009, the Company closed its acquisition of all of the outstanding securities (the “Sino Gold Securities”) of Sino Gold Mining Limited (“Sino Gold”) not then held by Eldorado, pursuant to a Scheme Implementation Deed with Sino Gold dated August 26, 2009, as amended October 27, 2009 (the “Scheme Deed”), by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”).

Pursuant to the Schemes, Eldorado, through its wholly owned subsidiary, Eldorado Pacific Pty Limited (“Eldorado Pacific”), acquired all of the outstanding ordinary shares of Sino Gold (the “Sino Gold Shares”) not held by Eldorado that, together with the Sino Gold Shares already then held by Eldorado, constituted 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction. All outstanding options (“Sino Gold Options”) to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

Eldorado issued an aggregate of 131,772,777 Common Shares, either directly or indirectly as CHESS Depository Interests (“CDIs”), through CHESS Depository Nominees Pty Limited (“CHESS”) to former shareholders and optionholders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Transaction. Consideration for the Sino Gold Shares acquired was Common Shares, with the number issued based on a share exchange ratio of 0.55 Common Share for each Sino Gold Share. Consideration for the cancellation of Sino Gold Options was Common Shares, with the number issued for each Sino Gold Option being calculated with reference to the share exchange ratio, the exercise price for such Sino Gold Option and whether the Sino Gold Option was “in the money” or not.

Eldorado previously acquired 57,968,029 Sino Gold Shares (which represented approximately 19.83% of the issued and outstanding Sino Gold Shares at the time of the closing of that acquisition), pursuant to a Share Purchase and Sale Agreement dated June 3, 2009, as amended on July 10, 2009, (collectively the “GFA SPA”) with Gold Fields Australasia (BVI) Limited (“GFA”) in return for 27,824,654 Common Shares and a purchase price adjustment right. In connection with the implementation of the Transaction, Eldorado issued 4,057,762 Common Shares to GFA pursuant to the purchase price adjustment provisions of the GFA SPA.

A total of 135,830,539 Common Shares (including the 4,057,762 Common Shares issued to GFA) were issued in connection with the implementation of the Transaction.

The Business Acquisition Report regarding our acquisition of Sino Gold dated February 17, 2010 was filed on SEDAR and is available at www.sedar.com.

Through Sino Gold’s subsidiaries, we own 82% of the Jinfeng Gold Mine in southern China’s Guizhou Province, 95% of the White Mountain Gold Mine in northeast China’s Jilin Province and 95% of the Eastern Dragon Gold Project in northern China’s Heilongjiang Province as well as interests in other mineral properties.

Jinfeng

Eldorado holds its interest in the Jinfeng Gold Mine indirectly through its wholly-owned subsidiary Sino Gold.

Property Description and Ownership Interest

The Jinfeng Gold Mine is an open-pit and underground mine located in the south-west region (Guizhou Province) of the People’s Republic of China (“PRC”). The project area is approximately 180 km south-southwest of the provincial capital city Guiyan near Lannigou Village, 68 km south-east of Zhenfeng County centre, Qianxinan Prefecture.

Sino Guizhou Jinfeng Mining Limited (“Sino”) is the operator of the Jinfeng Gold Mine and is 82% owned by Sino Gold, with the remainder owned by Guizhou Lannigou Gold Mine Limited.

The mining license for the both open pit and underground mine was granted in May 2005 and is valid until May 2017 as shown in the table below. The Jinfeng mining license (the “Jinfeng Licence”) states that Sino is licensed to mine between 750m above sea level and 250m below sea level. An application must be made to mine outside of these levels. The Jinfeng Gold Operating Permit was issued on December 25, 2006 and is valid until December 25, 2016.

Mine	Mining License No.	Mining Area (km2)	Mining Capacity (Mtpa)	Issue Date	Date for Renewal
Jinfeng	1000000510057	1.2843	1.2	May 2005	May 2017

The mining license allows full surface rights for access and mining of the deposit.

Sino Gold’s co-operative joint venture partner, Guizhou Lannigou Gold Mine Limited, is entitled to receive 3% of the net sales revenue of the gold produced each year.

A royalty is payable to Minsaco BIOX® Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Minsaco’s BIOX® Process. The amount of the payments to be made under the BIOX® licence agreement are confidential and may not be disclosed.

Location, Climate, Access and Infrastructure

The Jinfeng Gold Mine is connected to the provincial road system by 12km of sealed access road. The road then reverts to 72km of unsealed road through a mountainous region before connecting to sealed roads and highways. The county is in the process of sealing the remaining 72km section of the access road. The main access road to the site and plant has been constructed as a “Class 4” road by the Provincial Government. The Provincial Government has responsibility for maintaining this road.

There are four administrative villages in the Jinfeng area, Bai Ni Tian, Shi Zhu, Tinshan and Niluo, with populations ranging from 500 to 1200 people. The nearest large population centre is Lannigou village, which is approximately 1.6km from the Jinfeng Gold Mine and 1.9km from the flotation tailings storage facility.

Located in the subtropical humid monsoon zone, Guizhou Province enjoys a humid climate with hot summers and mild winters. Climatic conditions should allow the Jinfeng Gold Mine to operate all year, however, seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200mm, which falls primarily from May to August. The yearly average temperature is 19°C, ranging between 6°C and 30°C.

Electrical power supply to Jinfeng is via a 110kV electric power line connected to the provincial electrical grid that has been extended 42km from Zhenfeng. A 22 kilometre feeder line from Ceheng was constructed in 2008 and put into operation on April 25, 2009 to provide double 110KV power supply feed to Jinfeng. Water requirements are sourced from the Luofan River and pumped to the process plant via a 3km pipeline.

The Jinfeng site has established areas for tailings storage facility, waste storage and the plant site. All of these sites have been commissioned and are in use.

Geology and Mineralization

The Jinfeng Mine area is located on the watershed between the Beipan River to the east and the Luofan River to the West.

To the west of Jinfeng, where the lithology is predominantly Permian limestone, the topography is rugged and has features that are typical of karst. The range of elevation is from approximately 350 masl to nearly 1,150 masl. Sinkholes are common and are commonly very large. Surface water is somewhat intermittent within this terrain, with many water courses flowing in cave systems below surface. During the wet season, very large flows can develop in subterranean river systems.

The topography at the Jinfeng Mine site is not as rugged as it is within areas underlain by karst. There are, however, substantial topographic variations from about 400 masl to 760 masl with natural slopes ranging from 20° to 35°. The Jinfeng Mine area is underlain by Triassic sandstones, siltstones and mudstones.

The Jinfeng Gold Mine is an example of a Chinese Carlin-style gold deposit located at the north-eastern corner of the Laizhishan Dome within a district known as the Golden Triangle. Jinfeng is the largest known example of a Carlin-style gold deposit in the Golden Triangle area.

The Jinfeng deposit is hosted within, and immediately adjacent to, a series of interconnected major faults (known as F3, F2, F20, F7 and Rongban faults). The ore consists of disseminated pyrite, arsenical pyrite, and arsenopyrite which replace the shale and sandstone of the Middle Triassic Xuman Formation within the faults and in the immediately adjacent wall rocks. The gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and is very finely distributed through the deposit. At Jinfeng, the mineralized zone is 900m in strike, 10 to 30m in width and has been explored on the F3 and F7 down to a depth of 900m vertically below surface.

The Jinfeng deposit can be divided into three major domains: (i) mineralization on the west-northwest trending F3 fault and at the intersection of the F3 fault with the F7 fault at depth (the F7 is not exposed at surface within the mine) which are the major features of the Huangchanggou part of the deposit at Jinfeng; (ii) mineralization associated with the F2 fault, which strikes orthogonally to the F3 and forms the northern edge of the Huangchanggou deposit; and (iii) mineralization hosted by a number of narrower northwest trending faults at Rongban, separated from Huangchanggou by the F2 fault and largely related to the F12 fault.

The Jinfeng orebody is a structurally controlled gold deposit with some replacement style mineralization. The majority of the mineralization is hosted by the major east-southeast trending high-angle F3 fault, which is consistently mineralized over 1,300 m of strike and to a depth of more than 1,000 m.

The F3 fault is linked to a major low-angle thrust fault (F7). Northeast trending folds of the F3 fault and the intersection of the F3 and F7 faults have focused high-grade mineralization at depth, which plunges east-southeast.

Within the deposit there is a strong correlation between gold and sulphur (in the form of sulphide). Mercury and antimony are introduced later than the gold-forming events, although there remains a spatial correlation between mercury, antimony and gold as a result of common controls by the major faults. The distribution of arsenic within the deposit is less well understood. High arsenic can occur without high gold, although high gold values will more commonly be associated with higher arsenic. Arsenic distribution is not directly proportional to gold because of the late overprint of mercury (orpiment and realgar mineralization) which does not contain gold but is associated with some of the arsenic mineralization.

History

The initial discovery of Jinfeng occurred in the early 1980’s by The No. 117 Team of Guizhou Metallurgical Design and Research Institute (“117 Team”) while following up on the source of a significant anomaly in a regional stream sediment survey. Subsequently, the 117 Team defined a gold deposit by mapping, surface trenching, development of a number of exploration adits and drilling. There are no reliable estimates of the amount of gold recovered from these workings. Since 2002, there has been further delineation of the resource incrementally adding to the size of the deposit. The history of the Jinfeng project from discovery to development is shown in the following table:

1986	Discovery of the Jinfeng deposit
1990	Newmont and BHP assessed the Jinfeng deposit
2001 2001	Sino Gold won the Guizhou Government tender CJV signed with Guizhou Lannigou Gold Mine Limited
April 2004	Bankable Feasibility Study completed
February 2005	Development commenced
May 2005	Mining Permit granted

December 2006 June 2007 December 2008	Gold Operating Permit Granted First Gold Poured Commercial Production Achieved

Drilling, Sampling and Analysis and Data Verification

Since acquisition of Jinfeng, Sino Gold has maintained an active drilling program aimed principally at (i) extending the identified resource down-plunge to the east-southeast, and (ii) infilling the resource to upgrade resource categorization as a basis for estimating ore reserves. The Jinfeng resource is open on 2 levels, extending down-plunge to the east-southeast, comprising an “Upper Zone” and a deeper “High Grade Zone”, situated approximately 400-500m and 800-900m below surface, respectively. In addition, the resource is open down-dip to the north-northeast, particularly at the western end of the deposit.

The deepest drilling at Jinfeng has intercepted strong gold mineralization and intense alteration at more than 1,000 m in depth. This deep, down-plunge zone has now been followed to near the contact of the Triassic sediments and underlying Permian limestones, which is considered very prospective for gold deposition. Several gold deposits in China’s Golden Triangle region are located in a similar stratigraphic position near the Triassic-Permian contact.

Testing for further down plunge extensions to the orebody is planned to resume in 2010, possibly from an underground drive. Sino Gold has a dominant tenement holding in the Jinfeng district via three joint ventures covering an extensive area of more than 300 km2 around the Laizhisan Dome. Regional exploration during 2009 has consisted of reconnaissance soil sampling.

The logging geologists examine core samples and collect data regarding physical properties, stratigraphy, lithology, structure and texture of the rocks, as well as mineralization and alteration of the ore bearing intervals. The data are put on the template logging sheets using Jinfeng logging codes and then copied to the exploration data base. The logging geologist also marks sampling intervals and the cutting line on the core. The sample interval is 1.0 m long within an orebody which is visibly mineralized zone and an additional four samples in the hanging wall and footwall of the mineralized zone.

After all logging procedures are completed, the core boxes with selected sampling intervals are transported to the cutting section of the preparation laboratory and, after splitting, all core boxes are stored in the exploration camp storage facility.

The primary laboratory assaying samples is the Northwest Geological Institute in Xi’an, Shaanxi Province (“Xi’an Lab”). Samples are accompanied by a sample dispatch sheet, which are checked to ensure that all samples are accounted for. Sample data is entered into the laboratory’s databases, where replicates and laboratory standards are allocated. Insertion of duplicate and standard samples conforms to international standard practice to test the laboratory’s procedures for accuracy and precision.

Results for the various samples are loaded into a database and the results emailed to the Jinfeng Data Administrator in the form of an Excel spreadsheet. The results spreadsheet is emailed to the head office of Sino Gold, where a separate database is maintained as a check on the master database. Duplicate assays are sent to an independent Australian laboratory, ALS-Chemex in Brisbane.

SRK prepared a NI 43-101 compliant resource and reserve statement effective October 2007. In SRK’s opinion, sampling and sample preparation procedures and practices at the Jinfeng site are adequate and generally concordant with internationally observed QA/QC protocols.

SRK collected and selected check samples derived from cores, coarse rejects and pulps and dispatched them to assay laboratories for the purpose of independent checking of gold assays compared to previously obtained assay data. All of the data concerning those samples was copied from the Sino Gold exploration data base. Sino Gold was requested to provide control assays and to have these performed in an independent laboratory in Australia. The verification samples were relocated to the Intertek (Beijing) laboratory and assays for gold were completed.

SRK completed an analysis of the assay results from the Intertek laboratory compared to the original assays completed for Sino Gold at the Xi’an Lab. The Jinfeng verification samples show some imprecision, with six values that were very different in the verification sample than the original assays; in addition, the verification samples have a lower grade at the upper end of the distribution than the original samples. However, the grade tenors of the original and verification samples are sufficiently similar to broadly confirm the results of the original sampling.

Mineral Resource and Mineral Reserve Estimates

See “Description of Business – Summary Review – Mineral Reserves and Mineral Resources”.

Mining Operations

Jinfeng uses standard tuck and shovel mining methods in the open-pit mine and cut and fill (“CAF”) methods in the underground mine. For the open pit mine, Jinfeng mines on 5 m benches for ore and 10m benches for bulk waste. In areas of narrow ore zones, Jinfeng selectively mines ore on 2.5 m benches. In the underground mine, Jinfeng uses narrow mining equipment in areas of orebody width as low as 2 m.

The process plant design is based on a metallurgical flow-sheet designed to optimise gold recovery and minimise the cost of production. The unit operations comprising the flow-sheet include primary crushing, SAG, ball milling, bulk flotation, thickening, biological leaching and neutralization, CIL gold dissolution, AARL elution and tailings detoxification. Tailings from flotation and leaching are impounded in separate storage facilities to avoid biocides returning to the process water circuit.

The Jinfeng ore is refractory in nature, with the majority of gold encapsulated in sulphide minerals. As such, the gold is not readily amenable to dissolution in a conventional CIL circuit. In order to extract gold at economic recovery rates, the Jinfeng gold processing plant was designed and constructed utilising BIOX® technology. The BIOX® technology destroys the sulphide minerals and exposes the gold for subsequent CIL processing.

The prime criteria for the Jinfeng plant design was a capacity of 1,200,000 tonnes per annum of primary ore with a minimum feed sulphur grade of 1.7% and a maximum grade of 2.25%. This throughput is based on using the crushing plant for 3,285 hours per annum, the milling circuit for 8,000 hours per annum at an availability of 91.3%, and the BIOX®, CCD, liquor neutralization, CIL and detoxification circuits for 8.320 hours per annum at an availability of 95%. The plant capacity has since been increased to 1,450,000 tonnes per year through various optimization and engineering projects. Budgeted recovery for 2010 is 86%.

Environmental

The issues and concerns identified by SRK that are considered to remain potential environmental risks, or may impact on the ability of Sino to operate the processing plant uninterrupted include:

-CIL Tailings Facility Water Management

-Waste Rock Characterization, Metal Leachability and Water Management Strategy

-Co-disposal of process treatment solids with flotation tailings

-Soil Balance and Closure

The tailings have been shown to be net acid generating, the CIL tailings are expected to have a residual sulphide content of about 0.5 to 1% (estimated acid generation potential of 15 to 30 kgH2SO4/tonne) with no neutralization buffering capacity since they have been acid leached. Extended exposure of the tailings, as proposed by the beach deposition strategy, could lead to the oxidation of the tailings, acidification and increase metal release to the pond.

SRK comments that the appropriate mitigative measure would be sub-aqueous disposal, however, that may inhibit densification of the tailings, and, the larger pond that will form will affect the performance of the proposed treatment strategy. It is likely that an operational balance will need to be developed to maximise pond volume to limit oxidation of the tailings.

The current waste rock management plan relies solely on segregation based on sulphur content to identify the potential for net acid generation. However, SRK mentions that no consideration appears to be given to metal leachability. The available geochemical assessment is based on a limited number of samples that may not adequately address the variability within the waste rock. It is further noted that the leachate concentrations obtained from the column leach tests were compared directly with water quality standards and no attempt was made to scale the leach rates to actual field conditions as they will be in the waste rock dump. In particular, the small scale waste rock column tests have shown a propensity to leach arsenic. Scaled to full scale the cumulative arsenic release rates may be significant and pose a significant environmental concern both during operations and after closure.

The BIOX® process generates an abundance of acidic solution with elevated metal concentrations including iron, arsenic and some base metals. The acidic water will be recovered in a counter current decant system and treated with lime to precipitate the dissolved metals as metal hydroxides and oxy-hydroxides and/or to sorb or co-precipitated some of the dissolved species. No testing has been undertaken to assess the long term stability of the solids that will be deposited in the flotation tailings impoundment.

The rehabilitation and closure strategy remains conceptual in nature only. An inventory and management strategy for the pre-stripping and storage of the soils will be critical to the success of the proposed conceptual strategy and to achieve the land-use objectives after closure. It is also necessary to demonstrate through a soil inventory assessment that sufficient soil is available to complete the proposed closure strategy. Alternatively, suitable borrow sources will need to be identified that will be readily accessed and cost effective. While Sino indicated that soil will be available from the lower valley area below the waste rock dump to the Luofan River, access to the soil has not yet been negotiated. This land will however be compulsorily acquired by the applicable Chinese government agency during the dam fill stage of the Longtan hydroelectric scheme, which would suggest that Sino should have access to the soil.

Operating and Capital Costs

Gold production commenced at Jinfeng in May 2007 with commercial production being achieved in September 2007.

Based on the Proved and Probable Ore Reserves only, 19.2 Mt as at December 2009 (minus the amount mined in 2009) , and a mining and processing rate of 1.45 Mt per annum or ore, Jinfeng has an indicative mine life for the combined open-pit and underground mines of 12 years. Initial mining of ore was from the Jinfeng open pit, with 0.7 Mt and 1.4 Mt of ore mined in 2007 and 2008 respectively. Ore is now being sourced concurrently from the open pit and the underground mine, with 1.3 Mt of ore mined in 2009. year In 2007, 2008 and 2009, Jinfeng produced 56,981 ounces of gold, 150,928 ounces of gold at a cash operating cost of US$400 per ounce and 168,828 ounces of gold at a cash operating cost of US$453 per ounce respectively.

Development of the underground mine to supplement ore from the open pit mine has continued in 2009. The underground mine is now planned to contribute a total of approximately 400,000 tonnes of ore during 2010.

Enterprises engaged in the mining of mineral resources in China must ordinarily pay a resource compensation fee. The fee is a tax deductible variable royalty levied by the Ministry of Land and

Resources and, in the case of Jinfeng, would equate to about US$27 per ounce of gold produced. However, Jinfeng was granted a five-year exemption from payment of the fee when Jinfeng was approved as an “encouraged” project in January 2005. This exemption expires in 2010.

In December 2008, Jinfeng received a notice from the Ministry of Land and Resources advising that the Ministry had concluded that Jinfeng should not receive an exemption from payment of the resource compensation fee. Jinfeng is of the view that it qualifies for the exemption. A formal application by Jinfeng for administrative review of the Ministry’s notice has been accepted by the Ministry’s Administrative Review Office and both Jinfeng and the Ministry have submitted papers in support of their positions. The Administrative Review Office recently adjourned the proceedings in order to conduct further investigations. In January 2010, the Ministry of Land and Resources issued a document to provincial and local officials advising the officials not to attempt to collect the resource compensation fee pending a final decision in the Administration Review. The timing and ultimate outcome of that review process remain uncertain.

If Jinfeng’s exemption is invalidated, its obligation to pay the resource compensation fee would be backdated to first gold production. Based on historical production, approximately US $10 million would be payable on production up to December 31, 2009.

Current Exploration

Exploration at Jinfeng is targeting the continuation of the deposit at depth to extend the known underground resource down-dip and down-plunge at the intersection of the F3 fault with the F7 fault, which plunges east-southeast.

Three JF42 JV exploration licences have been consolidated into one joint venture as part of Jinfeng, surrounding the mining lease which is 82% held by Sino Gold. Since 2004, these exploration licences have been explored by Sino Gold for Carlin-style replacement gold mineralization similar to that at Jinfeng.

Exploration on the JF42 licences aims to identify additional resources which could add to the current Jinfeng project or become a stand alone operation. Exploration to date has not added to the original resource estimates. There remains potential for deeper targets which may have underground mining potential. Deeper targets may have a slightly different style of mineralization than that at Jinfeng. The structural models remain the same with intersections between northwest trending faults and northeast trending faults remaining the primary target. Further work will focus on the F7 fault at depth down dip of the main Jinfeng resource but off the Jinfeng License, the F3 fault to the southeast of the Jinfeng License and the F7 fault from Laowuji to Nilou and Gaolu.

Jinfeng Reports

Jinfeng is the subject of the following technical report: “Jinfeng Gold Mine, Guizhuo Province, China” (effective date October 10, 2007), prepared for Sino Gold by SRK Consulting (Australasia) Pty Ltd. And dated January 29, 2010 (the “Jinfeng Report”). The qualified person responsible for preparation of the Jinfeng Report is Michael Warren, BSc.(Mining Eng.), MBA, FAusIMM, FAICD.

The scientific and technical information is largely derived from the Jinfeng Report. The Jinfeng Report is available at www.sedar.com under Eldorado’s name, and should be reviewed to put the preceding discussion in context.

White Mountain Mine

Eldorado holds its interest in the White Mountain Gold Mine indirectly through its wholly-owned subsidiary Sino Gold.

Property Description and Ownership Interest

White Mountain is located in Jilin Province approximately eight km from the city of Baishan and 230 km southeast of Changchun.

White Mountain Gold Mine is owned by the White Mountain Chinese Joint Venture (“CJV”), in which Sino has a 95% interest through its wholly-owned subsidiary Sino Gold BMZ Mining Limited, with the remainder held by Tonghua Jilin Tonhua Institute of Geology and Minerals Exploration and Development, the CJV partner.

The White Mountain Gold Operating Permit was issued on February 20, 2008 and is valid until February 20, 2018.

White Mountain has a mining certificate for 205.14ha valid from April 16, 2008 to April16, 2019. The gold operation permit for the mine was rechecked in 2010 and is passed.

White Mountain also has four exploration leases as noted in the table below:

Tenement	Type	Area (ha)	Expiry Date

T01120080502000429*	Exploration	5,658ha	April 26, 2010.
2200000710501*	Exploration	2,351ha	December 26, 2008
2200000730503*	Exploration	1,755ha	November 13, 2008
T22120081202020177	Exploration	1,467ha	October 7, 2010

* Note: The three exploration leases indicated are currently under the renewal process.

Tailing dam safety production permit was issued on January 21, 2010 and is valid to January 20, 2013.

The mine has land use right for 29.4ha which expires on March 13, 2059.

Environmental Impact Assessment was passed during the permitting process. The mine is currently under the process for final environmental acceptance.

At the end of June 2003, Sino Gold entered into the CJV to acquire an initial 80% interest in White Mountain at the cost of US$0.84M payable over three years with an exploration commitment of up to US$0.8M over the same period. Sino currently has 95% interest in the White Mountain Project, which was increased from 80% in July 2006 at a cost of US $0.625M.

A resource compensation fee of 2.8% of sales revenue must be paid to the provincial government.

Location, Access, Climate and Infrastructure

White Mountain lies in Longgamp Mountain to the west of the city of Baishan. The White Mountain area can be divided into two topographic areas, the low mountain area and the valley basin areas. The dominant type of vegetation is natural secondary forest. The Baishan area is in the North Temperate Climate Zone with annual average precipitation of 350 to 1000 mm, 60% of which falls from June to August.

Baishan can be accessed by sealed road from Changchun, and driving time is approximately four hours one way. The White Mountain Mine is located 2 km from the Class-1 highway connecting Baishan and Changchun. Flights to many domestic and international cities are available from Changchun Longjia International Airport.

The 66kV Jiangbei Electrical Substation is situated 4 km from the White Mountain Mine, which is connected to the mine. There is an abundance of surface water in the mine area. There is no large river in the area, but the Diaoshuishe and Dabanshigouhe branches of the Huihe River run through the area and there is alternative water supply available from the Huijiang River. The Diaoshuishe branch is used as the water source, with the pipeline buried to provide protection from freezing in the winter. There is a large labour pool in the area and both mechanical and electrical maintenance are provided locally. The mill plant at White Mountain is located near the confluence of the Zhengjiangon Creek and the larger Zhenshumengoa River. The tailings storage facility is located about 600 metres west of the plant site in a steep sided valley.

Geology and Mineralization

The White Mountain Mine is located on a regional northeast striking fault zone that can be traced for ten km and hosts gold mineralization over at least six km. The fault zone is part of a series of parallel thrust faults at the margin of a Proterozoic craton in Jilin Province. The northwestern boundary of the thrust fault complex is approximately five km to the northwest of the White Mountain Mine. The thrust faults separate the Proterozoic craton from a sequence of Phanerozoic sedimentary rocks which host the mineralization at White Mountain Mine.

The White Mountain deposit is hosted by a silica-rich breccia within a southeast dipping regional fault, named the F100, which occurs near the contact of Proterozoic quartzite and marl dominated sequences. Higher gold grades are hosted by breccia within the F100 fault, however, not all of the breccias are strongly mineralized or have the same thickness of mineralization. The F100 is overprinted by a steeply dipping fault, named the F102, such that the F100 occurs only in the hanging wall of the F102.

In September 2008, the known mineralization at the White Mountain Mine extended over 1,400 m horizontally, the depth extent ranged from 100 to 600 m down dip, in the plane of the intersection of the F100 and F102 faults, and the average thickness was in the range of ten to twelve m. Mineralization is contained within a major northeast trending regional fault zone dipping approximately 45 to 50 degrees to the southeast. Gold mineralization remains open along strike to the northeast and at depth and is associated with silica, pyrite and barite in a silicified breccia in the fault zone that overprints an iron-rich unconformity between a hanging wall quartzite and a foot wall silicified dolomite or marl.

History

Previous exploration work undertaken by previous tenement holders included surface mapping, rock chip sampling and trenching to test the surface geology and geochemistry. In addition, one underground adit was completed.

Drilling, Sampling and Analysis and Data Verification

Total diamond drilling is 297 holes for 93,000 metres. The drilling pattern was generally 40 x 50 metres in the ore zone.

Core was recovered from the inner tube and placed into labelled plastic core boxes, which were then transported to an exploration site where the logging geologists examined the core and collected data regarding physical properties, stratigraphy, lithology, structure and texture of the rocks as well as mineralization and alteration of the ore bearing intervals, which data was placed on the template logging sheets, using White Mountain logging codes, then copied into the exploration data base. The logging geologists also marked sampling intervals on the core. The sample interval was usually one meter long within an orebody with a visible mineralized zone, with an additional four samples overlapping the hanging wall and footwalls of the mineralized zone being collected. The core cutting position was determined by the diamond saw operator not the logging geologist. One half was placed into a canvas/calico bag, while the other half was returned to the core box, and both were marked with the serial number. Once a week the bags were dispatched to the sample preparation facilities operated by Geological Brigade 606 – Non-Ferrous Metallic and Geological Exploration Bureau of Jilin Province in Tonghua city.

All samples were crushed to two mm in a jaw crusher then pulverized down to -20 mesh using a roller pulverizer. A 300 g sample was then pulverized to -200 mesh, which was then poured into kraft bags and labelled for transportation back to White Mountain. Two standards and four duplicates were inserted into every batch of 34 samples and two external check samples were dispatched to Australia for fire assay analysis. Batches were sent to Xi’an Lab for assaying by atomic absorption method. The -20 mesh rejects were stored in a secure room.

A 2006 review of reliability of analysis by Xi’an Lab related to resource and reserve drilling phases of the White Mountain, by Rutherford Mineral Resource Consultants, found the Xi’an Lab performance to be somewhat erratic, with poor accuracy and moderate precision. A comparison of analysis of results from the Xi’an Lab and the ALS Laboratories in Australia on samples collected from 2004 to 2006 shows he Xi’an Lab results to be slightly lower overall, producing a slightly conservative resource estimate.

Mineral Resource and Mineral Reserve Estimates

See “Description of Business – Summary Review – Mineral Reserves and Mineral Resources”.

Mining Operations

White Mountain was constructed during 2008, with total project development costs on-budget at US$65 million. It is an underground mine utilizing a sub-level open stoping mining method for portions of the orebody thicker than 10 m and steeper than 55 degrees, a benching method for thicker portions of the orebody and a cut-and-fill method for the remainder of the deposit.

The White Mountain processing plant is a standard Chinese design CIL plant and early indications are that the facility should be able to operate above nameplate capacity.

Metallurgical testing has identified two metallurgical ore types, refractory and non-refractory. Recoveries are nominally 85% for the non-refractory and 65% for the refractory ore. The production schedule is based on approximately 10% of the ore being refractory.

First gold was poured at White Mountain in October 2008, four years after the orebody was discovered by Sino Gold and 14 months after construction commenced. White Mountain commenced commercial gold production in January 2009.

Environmental

On January 12, 2010 the Company announced that White Mountain had received all of the necessary approvals and production had re-commenced. The mine had been temporarily shut down on August 11, 2009 due to blockage of road access to the mine site by a small group of villagers residing approximately 3.5 km from the mine site for alleged pollution of the water in a nearby creek. Extensive testing of the water in the creek at the White Mountain mine by independent experts and relevant office of Environmental Protection Bureau confirmed that claims of the small group of villagers were without foundation. During the approximately 5 month shutdown period, the mine continued to work on underground access and development and as a result the mine was brought to full production quickly. The mine is now able to discharge treated water under an approved change to the Environmental Impact Assessment.

White Mountain’s main access road was blocked by a small group of farmers seeking compensation as a result of mine water discharge. The White Mountain EIA did not anticipate water discharge, and the government requested the mine to close. Subsequently, a supplemental EIA was submitted and the approvals necessary to re-open the mine were granted.

Operating and Capital Costs

The White Mountain Mine produced 25,751 ounces up to the suspension of operations in early August 2009 at an average cash operating cost of US$478 per ounce. Upon reaching design production rates, White Mountain is expected to produce 55,000 to 65,000 gold ounces annually.

Current and Proposed Exploration and Development

Drilling during 2008 primarily tested for extensions to the known resource, particularly down-plunge to the northeast. Exploration during the 2009 field season was aimed at making a near-mine discovery and drilling has commenced at prospects to the southeast and southwest of the mine.

Sino Gold recently agreed to form a new joint venture covering a 29 km2 exploration licence immediately northeast and along strike of White Mountain. Previous exploration on this licence includes mapping, geochemical surveys, trenching and limited drilling. As the resource remains open to the northeast and at depth, exploration plans in 2009 include continuing drilling with the aim of further increasing the current White Mountain resource, as well as first-pass drilling of near-mine prospects in the surrounding 122 km2 licence areas.

White Mountain Reports

White Mountain is the subject of the following technical report (the “White Mountain Report”): “White Mountain Project, Jilin Province, China” (dated October 10, 2007) prepared for Sino Gold by Michael Warren, BSc.(Mining Eng.), MBA, FAusIMM, FAICD., of SRK Consulting (Australasia) Pty Ltd.

The scientific and technical information is largely derived from the White Mountain Report. The White Mountain Report is available at www.sedar.com under Sino Gold’s name.

Eastern Dragon Gold Project

Eldorado holds its interest in the Eastern Dragon Project indirectly through its wholly-owned subsidiary Sino Gold.

Project Description and Ownership Interest

The Eastern Dragon exploration license, number T23520090302027445 (the “Lode 5 Licence”), covers an area of 0.14 km2located 45 km southeast of Xunke in northern Heilongjiang Province in northern China.

Sino Gold has a 95% equity interest in the Lode 5 Licence through its 100% ownership of Heihe Rock Mining Investment Limited, with the remaining 5% interest being held by a local joint-venture partner, 707 Brigade of Geological Exploration of Non-ferrous Metals of Heilongjiang Province (“707 Brigade”). The Lode 5 Exploration Licence (“EL”) was granted on March 27, 2009 and is valid until March 26, 2011, and s subject to an exploration expenditure commitment of 1,400 RMB per annum. Sino Gold currently holds 90% of the joint venture on the adjacent 53 km2exploration licence, and a pre-emptive right over a further 5%, and intends to systematically explore the area, once the licence is transferred from 707 Brigade to the joint venture, which is expected to begin in the 2010 field season. An application has been made, but the transfer has yet to be completed by the Provincial Government. No resource estimate exists on this adjacent property, although stream sediment surveys, geological mapping, geophysical surveys, soil surveys, trenching and a number of diamond core drill holes have been completed.

A number of statutory approvals have been obtained. The outstanding permits required prior to commencement of ore production required are the Safety Assessment, Environmental Impact Assessment, Project Permit, Gold Mining Certificate and Mining Licence. A Gold Operating Permit must be obtained from the National Development and Reform Committee prior to commissioning the plant.

On August 7, 2009, Sino Gold announced that the Environmental Protection Bureau of Heilongjiang Province had approved the Environmental Impact Assessment report for the Eastern Dragon Project. This approval is a critical prerequisite for obtaining the project permit authorizing construction to commence.

Royalty payments to both the state and local authorities are still under negotiation and will be finalized once the project is fully permitted. The CJV agreement for the Lode 5 EL does not consider a royalty payable to the joint venture partner.

Location, Access and Infrastructure

Eastern Dragon is located in northern China’s Heilongjiang Province, approximately 425 km north of the provincial capital Harbin, and 45 km southeast of the town of Xunke. Xunke is 70 km from Heihe city, 118 km from Sunwu county town and 120 km from Yichin city in Wuyiling district. There is road and rail access between Harbin and each of Sunwu and Yichin.

A sealed highway connects Heihe to Xunke and lies within a few kilometers of Eastern Dragon. The road from the highway to the project area is approximately eight km, which is unsealed over the last half, passing through farmland and forested areas. There are flight connections between Heihe and Harbin and from Harbin to other cities in China, including Beijing.

The deposit at Eastern Dragon is at 200-280 m above sea level. The area consists of rolling hill country which is farmed in the summer months or is dedicated to forestry. The lower lying areas are suitable sites for mine infrastructure, tailings and waste disposal, subject to government approval.

The area experiences a relatively long winter and short, hot summer. Average annual rainfall is 430 mm. The area is covered in snow from mid-October to April, and exploration is generally conducted from early April to mid-October.

There is a 35kV substation located eight km from the project area. Water can be sourced from the Kubin River, 1.2 km to the north of the deposit. Coal is available from the Heilongjiang Hegang coal mine. Local industrial skill levels are reported to be undeveloped. Basic building materials can be sourced from Heihe and other materials from Harbin.

Geology and Mineralization

Eastern Dragon is a vein and breccia-hosted low sulphidation epithermal deposit. In the project area, a medium grained granitic intrusion (granodiorite and adamellite) forms a basement to a volcanic basin. The granitic basement hosts the bulk of the mineralization, although the basin sequence also hosts epithermal vein mineralization. Within the Lode 5 Licence, in the upper levels of the deposit, a well-bedded volcanic, volcaniclastic and sedimentary sequence of intermediate to locally silicic composition overlays the granitic complex. The volcanic sequence thickens to the north of the lease where it is up to 200 m thick against the faults hosting Lode 5. In the northern areas of the Lode 5 Licence, a post-mineralization sequence of weakly consolidated alluvial and colluvial sandstone and conglomerate up to 25 m thick overlays the deposit.

The Eastern Dragon mineralization is hosted by narrow faults which generally are sub-vertical to steeply west dipping. The average true width of the mineralized faults through the deposit is 5.6 m.

Eastern Dragon Lode 5 extends from the southern edge to the northern edge of the Lode 5 Licence, where it remains open along strike to the North. In addition to Lode 5, a number of other smaller parallel zones of mineralization have been identified, one of which is included in the resource while others retain potential to add to future resource estimates.

The southern part of the deposit is hosted by a north-south striking fault segment which extends from the southern edge of the lease. The fault contains gold grades above 1 g/t. The northern part of the deposit is hosted by a steeply west dipping fault that strikes north-northwest. Gold grades greater than 1 g/t extend to the northern edge of the lease.

A number of subsidiary faults also contain gold grades above 1 g/t. In the south, parallel to Lode 5 and approximately 60 m to the east is Lode 5-1, which has a strike of approximately 300 m and does not extend to surface. In the northern part of the deposit, there are a number of other parallel lodes, the extent and gold grades of which are the subject of the current drilling program.

The best gold and silver grades in Lode 5 are found in the faults between 50 m and surface (approximately 275 m in the south and 250 m in the north). The northern, north-northwest striking section of the fault is generally wider and higher grade. The volcanic sequence thickens to the north against the north-northwest striking fault.

History

Lode 5 was discovered by the 707 Brigade in 1999, following routine geological surveying that began in 1998. From 1998 to 2002, 707 Brigade mapped veins 1 through 13, including gold-bearing quartz veins of low sulphidation epithermal texture in what is now the northern part of Lode 5. 707 Brigade also undertook geological mapping down to 1:2,000 scale, 22,000 m of trenching, soil and stream sediment surveys, gradient array resistivity, ground magnetic surveys, additional mapping and some diamond drilling.

From 2003 to 2007, following acquisition of the Lode 5 Licence by Heihe Rock Mining Development Limited (Hong Kong) no further work was done on Lode 5.

Sino Gold acquired its stake in Eastern Dragon in 2008 and undertook a diamond drilling and channel sampling program to extend, infill and check on the 707 Brigade work. Several hundred check assays were done as described above.

Drilling, Sampling and Analysis and Data Verification

Eastern Dragon drill core is collected from the barrel, placed into recycled plastic core trays and marked at the drill rig by the drillers before being transported back to the core shed facilities. Spacing between drill lines ranges from 25 to 50 m, while holes along drill lines are typically 30 to 50 m apart. Holes dip both east and west, ranging from about 45 degrees to almost vertical. Through most of the main lode at Eastern Dragon, the spacing between intersection centres is about 50 m by 50 m.

Many of the 707 Brigade drill holes failed to intercept the Lode 5 deposit because the drilling generally had a steep plunge and the mineralization is also steeply dipping. Of the 45 drill holes completed by 707 Brigade, 22 were able to be used for the resource estimate following verification of reliability of assay results returned.

Sino Gold carried out channel sampling of the walls of the underground crosscuts to confirm the work done by 707 Brigade. SRK visited the adits on site in September 2009 and inspected the grooves and paint marks left by the 707 Brigade and Sino Gold channel sampling and found that it was evident that 707 Brigade had followed a similar procedure to the method that Sino Gold used and that in both cases the chiselling appeared to have been done diligently and to a reasonably consistent depth across all the various rock types in the cross-cut walls, with the result that recovery differences are unlikely to be significant enough to be a source of sample bias.

Both Sino Gold and 707 Brigade used standard twin tube diamond drill throughout for drill sampling. As with the channel samples, individual samples are generally one metre, but the supervising geologists have made adjustments to the sampling boundaries to match lithology, mineralization and structural contacts. The core was cut in half with a diamond saw, with half sent for sample preparation and the remaining half stored on site. Core recoveries are recorded per drill run interval and were generally in excess of 95% for mineralized and barren cores. SRK examined core photos and trays of core on site and concluded that recovery problems are unlikely to be a source of sample bias.

In sample preparation, 707 Brigade followed the “Specifications of rock-gold exploration” issued by the Chinese government, including sample drying weighing, crushing, splitting, pulverizing and assaying. All samples collected from trenches, tunnels and drill cores were crushed to -1 mm and then pulverized to -200 mesh at 707’s Brigade’s facility.

For the Sino Gold sampling programs, half-core and channel samples are crushed to -2 mm by a RockLab crusher, then a sample of the crushed material is pulverized by a RockLab disc pulveriser to reduce the material to -200 mesh, following which, the entire contents of the pulveriser is emptied onto a sheet of paper, shuffled and shaken for several seconds, then about 80 g are spooned into a pulp bag for assaying. SRK has recommended that a better method of splitting the pulp would be to use a riffle splitter, as the risk with the current method is that denser particles will settle and be under-represented in spoonfuls taken from the top. SRK understands that the current method of splitting has been consistently applied to all of Sino Gold’s sampling.

Samples prepared by 707 Brigade were sent to their internal lab for assay by way of the AAS method for gold and silver, including sample dissolution and charcoal adsorption, burning at 600-700 degrees Celsius, aqua regia digestion and a spectrum analysis finish. High grade samples were duplicated and accepted only where differences were within a tolerance range, although SRK could not establish details of the tolerance ranges or what procedures were followed if the duplicate fell outside the range.

Most of Sino Gold’s primary assays were done by Intertek (Beijing). ALS Guangzhou and Xi’an Lab have also been used. In 2009 Sino Gold started using SGS in Tianjin as the main laboratory for analysing drill samples. Check assays were done at ALS (Brisbane) on Sino Gold’s samples and at ALS (Guangzhou) and Xi’an Lab for 707 Brigade samples. Assays at Intertek and ALS used fire assay for gold and silver fusion and AAS for gold and silver finish and Xi’an Lab used the AAS method only. No special security measures were applied during the sample preparation and transportation stages.

Neither Sino Gold nor SRK were able to review 707 Brigade’s procedures, although Sino Gold acquired data from check assays carried out by 707 Brigade. 707 Brigade carried out both “internal check assays” on 255 coarse rejects, representing almost 10% of the 707 Brigade samples and “external check assays” (sent to Non-ferrous Testing Centre in Heilongjiang province) on 142 pulps, representing around 5% of the 707 Brigade samples, the results of both showing a high level of precision for lode-style gold mineralization. Sino Gold also carried out check assays on 500 coarse rejects and 200 pulps from 707 Brigade’s samples, which were sent to ALS (Guangzhou) and Xi’an Lab for re-assays. Check assays on the coarse rejects submitted to ALS (Guangzhou) show a tendency to be somewhat lower than the original 707 Brigade results. Check assays for silver and the gold check assays done at Xi’an Lab are a better match to the original results than the ALS (Guangzhou) check assays for gold.

For Sino Gold samples, control samples (standards and duplicates) are included to monitor the accuracy and precision of the values returned. Approximately one standard and one duplicate are inserted for every 10 samples. Blank samples have not been routinely inserted, although some standards used are of such low values that they are effectively blanks. The results of these check assays do not imply any significant problems, but the data are somewhat limited.

Despite identifying certain issues with sub-sampling of pulverised material, organization of quality control data, identifying and taking action on problematic results and mislabelling of standards, SRK considers that overall the results are of sufficient quality to be suitable for resource modelling. SRK also concluded that there is no evidence for significant bias between the two sets (707 Brigade and Sino Gold) of diamond drill hole data and that both can be used for resource estimation. SRK visited the site and was able to carry out some verification checks on the primary data, comparing a small selection of original core logs, camera shot discs and assay and survey spreadsheets against tables in the master database file. No significant discrepancies were found.

Mineral Resource and Mineral Reserve Estimates

See “Description of Business – Summary Review – Mineral Reserves and Mineral Resources”

Engineering and Construction

Eastern Dragon will commence production as a small open-pit mine, followed by an underground operation. The proposed pit has been developed to minimise land use. The pit is expected to have sufficient volume to store all the tailings from the subsequent underground operation.

It is expected that the open pit contractor will commence mobilization in April 2010 to establish a camp, diesel farm, workshop and other mine infrastructure. Pre-strip will commence May 2010, while open pit ore production will begin in October 2010. Underground decline development will commence approximately July 2010, allowing three months of portal work, fifteen months of decline development to 125 level at an advance rate of 60 m per month, three to six months of ore sill development and other pre-production activities. Underground ore production will reach its peak rate at 1000 tonnes per day at the end of 2012. Prior to this, underground production will commence July 2012 at lower rates. Underground mine construction and ramp-up period to full production capacity is therefore approximately three years. There will be some interruptions between the pit operation and underground construction. Blasts in the pit may require the evacuation of the underground mine or affect the access to the decline. These impacts could be managed by scheduling the pit blast during the shift change-over for the underground mine. Commencement of construction is dependent on receipt of a project permit. Eastern Dragon has been issued 12 of the 14sub-permits required for a project permit . The two remaining sub-permits are expected to be issued by the Ministry of Land and Resources, these include the Tailings, Waste Dump and Plant Sterilization study and the Land Pre-approval permit. Feasibility and design work is on schedule and pre-construction preparation has commenced on site.

Environment

An environmental management system will be established based on the ISO 14001 standard. Specific environmental management programs and procedures will be developed and implemented, including environmental monitoring, tailings storage facility operation, site rehabilitation, water management and hydrocarbon management. Site rehabilitation will commence during the construction stage. A mine closure bond will be required by the local Land and Resource Bureau, which bond can be returned in stages upon the acceptance of completed rehabilitation.

Operating and Capital Costs

Contractor mining will be undertaken for both the open-pit and underground operations. Production will commence at 500 tonnes per day for 12 months, followed by stepped expansion to 1000 tonnes per day, or 360,000 tonnes per annum over 1.5 years. Two concurrent underground bench stopes will be required to meet production levels and will require a vertical advance rate of approximately 30 m per year to meet the peak rate to 1000 tonnes per day. Eastern Dragon has an expected mine life of seven years.

Eastern Dragon is planned to produce an average of 90,000 gold ounces and 580,000 silver ounces per annum over the first five years of production at an average cash operating cost of approximately US $125 per ounce (after silver credits calculated at a silver price of US$10 per silver ounce). First commercial gold production is anticipated in early 2011.

Eastern Dragon is subject to the applicable business income tax rate of 25% of net profit before tax as stipulated by the Enterprises Income Tax Law. Other government royalties are still under negotiation and are likely to be similar to the company’s other operations in China. Three metallurgical sampling test work programs have been completed. Two programs have been done by 707 Brigade on separate composite samples, one from surface trenches and other from a mix of surface trenches and adit channel sampling. The testing was carried out by the Changchun Gold Research Institute and the Jilin Gold Research Institute. A third program was conducted by Heihe Rock Mining Development Limited, on a composite sample collected from surface and adit samples plus selected drill core, at Beijing General Research Institute for Mining and Metallurgy.

The two earlier programs included evaluation of gold recovery by flotation, gravity and leaching, and included evaluation of CIL, resin-in-pulp and leach/zinc cementation leaching options. The more recent program included leaching test work, evaluation of a flotation/CIL option and test work for partial recovery of precious metals from solution onto carbon using columns. Standard analytical methods were used throughout the programs and duplicate tests were carried out for all major tests. The results from the three programs were very similar with leach recoveries for composite samples greater than 94%.

The total estimated capital cost for Eastern Dragon is US$90 million, including initial capital investment of US$64 million to bring the project into production, a further US$13 million for underground mine development, US$5 million to upgrade tailings facilities and US$4 million for rehabilitation. An investment of US $7 million has been allowed and included in the initial capital investment for the first two years of the project development.

Current and Future Exploration and Development

Drilling of Lode 5 in the 2009 field season was aimed at extending and upgrading resources and reserves. Drilling during 2009 has extended known mineralization in Lode 5 farther along strike, 200 m to the north and 75 m to the south. Assays have confirmed that the northern extension contains several near-surface, high-grade mineralized zones.

On March 8, 2010 Eldorado released an updated mineral resource and reserve statement for the Eastern Dragon project. The measured and indicated gold ounces increased by 47 per cent (compared to 2008) to a total of 852,000 ounces, with an additional 190,000 ounces in the inferred category. Proven and probable gold reserves have increased by 42 per cent to 747,000 ounces.

The geological setting of EL53 is considered favourable for hosting similar epithermal gold-silver deposits. A number of outcropping quartz veins were previously identified in EL53 and tested to varying degrees by trenching and drilling, some with known gold mineralization. A systematic drilling program is planned for these prospects in 2009.

Other Exploration in China

Eldorado has six exploration joint ventures in China acquired as a result of the Sino Gold transaction:

Name	Province	Description
Jindu	Guizhou	3 exploration licenses, 53 km2, early stage
Jinloa	Guizhou	1 exploration license, 95 km2, early stage
Dadongpo	Jilin	1 exploration license, 29km2, along strike to the NW of the White Mountain ore zone, intermediate stage
Xiaoshiren	Jilin	1 exploration license, 26km2, along strike to the SE of White Mountain, early stage
Caijiangon	Liaoning	1 exploration license, 44km2 early stage
Sanjianfeng	Heilongjiang	1 exploration license, south of Eastern Dragon, 18km2 early stage

Eldorado is also undertaken active generative exploration in China within the main mineral belts.

Disposition of Beyinhar

On February 6, 2010 the Company entered into a Share Purchase Agreement for the sale of its interest in its Beyinhar Joint-venture in Inner Mongolian Autonomous Region, China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation. The consideration of $20.0 million was to be paid by the buyer in two instalments. The first instalment of $2.0 million was received on February 26, 2010 and the second instalment of $18.0 million is due on or before April 30, 2010. Beyinhar was acquired as part of the acquisition of Sino Gold but is considered to be a non-core asset by the Company.

Brazil

Vila Nova Iron Ore Project

Project Description and Ownership Interest

The Vila Nova Project is located in the southern Amapá State, Brazil. This open pit mine will operate for approximately nine years and produce lump ore and sinter feed products for shipping out of Santana Port. This operation will require the building of a crushing, screening and separation plant and also screening and handling facilities at Santana Port. The Santana Port is operated by the Santana Port Authority and is located on the North bank of the Amazon River, in the town of Santana, approximately 18 km upstream from the city of Macapa, the capital of the State of Amapa.

In 2005 we signed an agreement whereby we had an option (the “Option”) to acquire 50 percent of Vila Nova from DSI Consult & Mineracao Amapari (“DSI”) by spending $0.2 million on exploration expenditures and $0.2 million in option payments over two years (2005-2006). Once exercised, we would be committed to fully fund the first $8.0 million of project capital, and then 50 percent of the capital requirements beyond this $8.0 million. We exercised the Option at the end of 2006.

During 2007, we renegotiated the terms of the 50/50 JV Agreement so that Eldorado owned 75% of Vila Nova with the balance of 25% owned by DSI. In exchange for its increase in ownership, Eldorado agreed to pay $2.8 million to DSI and finance up to Brazilian Reals 57 million of the preproduction capital expenditures of the Vila Nova Project. Pre-production costs in excess of the Brazilian Reals 57 million threshold would be financed by the parties to the level of their respective shared ownership of the projects on a 75-25% basis.

In 2009, the Company entered into an agreement to acquire the additional 25% interest in the Vila Nova Project in exchange for a net profits interest royalty of 10% plus a sliding scale royalty based on the operating margin of Vila Nova. The agreement consolidated and simplified the ownership structure of Vila Nova and Eldorado now controls 100% interest in the project.

The Vila Nova Project holds the mining rights granted by the Brazilian National Production Department (“DNPM”) (ref. Process #850.048/80) and declared in Mining Concession #145-91 published in the Federal Gazette (Diário Oficial da União) on 18/07/1991, and amended on 31/05/2007.

Work on the Vila Nova Project is governed by numerous permits and licenses issued mainly by two Brazilian agencies: Environmental Agency of Amapá State (SEMA) and the DNPM. The project is fully permitted for commercial production.

A royalty of 2.0% on revenues will be payable to the Brazilian government.

Location, Climate, Access and Infrastructure

Vila Nova is located 175 km west of Macapa, the capital of the Amapa State in northeastern Brazil. The total area of the mining rights is 4,254 ha of which 1,475 ha covers the Vila Nova project and is 100% controlled by Eldorado. The site topography comprises mostly flat platforms delimited by small slopes and with dense plant vegetation throughout the area. The nearby Vila Nova River, which flows through the property, is the main drainage in the province and will be used for water supply.

The climate is that of a tropical rainforest with a rainy season in which 85% of the precipitation generally occurs and a dry season. Annual rainfall is 2,300 mm and relative humidity is 95%. The annual temperature ranges from 23° C to 35° C.

The Vila Nova project site infrastructure will consist of those facilities necessary to support the mining, benefaction and transportation requirements. Infrastructure improvements will be required at the mine site and also at the Santana Port. The Vila Nova project additions will include maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a gravity separation system and a tailings dam.

The tailings dam will be constructed of compacted earth from areas near the dam. Construction will be in two phases: phase 1 to be sufficient until Year 4 production and a phase 2 will raise the crest of the dam to allow containment of all tailings generated during the remainder of the nine year mine life.

The project will employ approximately 350 people at maximum production, with the majority of workers drawn from the local region.

Geology and Mineralization

The Vila Nova iron ore deposit is a 10 to 40 m thick, steeply dipping outcropping hematite body that trends approximately north-south with a narrower fold limb extending to the northwest. The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

Vila Nova contains Proven and Probable Reserves of 9.2 Mt at 61.0% Fe and an Inferred Resources of 2.0 Mt at 61.2% Fe.

History

The existence of the high grade iron deposit at Santa Maria do Vila Nova has been known for at least six decades.

In 1948, Ackermann, a geologist who had been retained by the Federal Territory of Amapá at that time, published a paper on the mineral resources of the area, with emphasis on the Santa Maria iron ore. Between 1946 and 1947, Hanna Exploration Co., a North American company, which had been hired by the government of the territory, carried out rotary drilling in the Santa Maria area, focusing on iron ore.

In 1983, a stretch of land approximately 4300 m long (and a few hundred meters across), trending N60W (2600 m) and extending towards N10E (1700 m), was mapped by the company Mineração Amapari SA, which applied for a claim on the area at the DNPM (Brazilian National Production Department).

Between January 1983 and July 1987 Mineração Amapari SA, conducted gold and iron exploration activities and utilized the data produced by the Hanna drilling, which totalled 1,662 m, featuring a low recovery. The company was granted the mining rights.

São Bento Mineração SA entered into an agreement with Mineração Amapari SA in 2005 to evaluate the Vila Nova iron ore deposit. Subsequent work entailed topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing, review of mineral resources and reserves.

Sampling and Analysis and Data Verification

The drill core and trench samples were sent to two laboratories for chemical analysis: the SGS –GEOSOL facility in Belo Horizonte, Brazil and the ALS Chemex laboratory facility in Vancouver, Canada. Samples also underwent material characterization analysis and the procedure and results are discussed in the Vila Nova Report.

We implemented and monitored two types of duplicate data for our quality control: regularly submitted coarse reject duplicates and submissions to a second laboratory. Results show good reproducibility and no bias in the assay process.

Prior to modelling, the Vila Nova database was verified by Eldorado against source data. These checks were conducted on assay, collar coordinate and down hole survey data. No significant discrepancies were observed. As a result, the mineral resource database is deemed sufficiently free of error to be adequate for resource estimation.

Mineral Reserve and Mineral Resource Estimates

See “Description of Business – Summary Review - Mineral Reserve and Mineral Resources”.

Engineering, Construction and Development Activities

Vila Nova is planned to be a standard open pit mine operation using hydraulic excavators and highway-type haul trucks with conventional rock boxes. Drilling and blasting will be required in certain areas. In the first quarter of 2009, construction of the plant equipment and infrastructure was completed and the plant was commissioned in the second quarter of 2009 before being placed on care and maintenance in light of the then current iron ore prices. As a result of strengthening in iron ore demand and subsequent increase in prices, we are considering trial production in 2010 to test the plant performance and logistics systems.

Operating and Capital Costs

Vila Nova is presently forecasted to have a LOM of 9 years and is expected to produce approximately 900,000 dry metric tonnes of lump ore and sinter fines per year. The project financial model will be updated following settlement of contracts for sales and rail transportation.

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the Project will be eligible for a reduced tax rate of 15.25%, which is the rate used in the financial section of the technical report described in the next section.

Vila Nova Reports

Vila Nova is the subject of the following technical reports: “Vila Nova Iron Ore Project, Technical Report” (dated July 2007), prepared for Eldorado in part by Roberto Costa, Roberto Costa Engeharia Ltda. and in part by Stephen Juras, Ph.D., P.Geo. of Eldorado (the “Vila Nova Report”). The Vila Nova Report is available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context.

Vila Nova Gold

Under a joint venture agreement dated April 7, 2005 with DSI the Company acquired an option to earn 84 percent interest in the Vila Nova gold project in Amapa State by making staged property payments totalling $5.2 million over three years (2005-2007). In 2005, we drilled nine diamond drill holes (764 m) beneath garimpero workings, and we conducted detailed mapping and sampling of those workings. Field crews also completed a soil sampling survey on the extensions of the main trend of mineralization. An airborne geophysical survey was undertaken to provide regional drill targets identified through earlier mapping and surface channel sampling. Two target types emerged from this preliminary work: widespread, lower-grade gold envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high-grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area. Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by BIF, similar to the host rock at São Bento.

In 2006, work consisted of diamond drilling, surface sampling, soil geochemical sampling and ground geophysical surveys. Drilling totalled 6,920 m in 50 drill holes and tested ground below and between existing garimpero workings. In the rock-exposed southern region of the project, we conducted soil geochemical and IP geophysical surveys on 200 to 400 m spaced lines. The results of these surveys guided our selection of drill targets in the area.

Two target types emerged from this work: widespread, lower grade gold mineralized zones (0.5 to 2.0 g/t gold) in altered zones associated with iron formation units; and narrow, structurally controlled and discontinuous higher grade gold-bearing intervals within the iron formation units. Structural evaluation of the project towards the end of 2006 found that although the Vila Nova gold mineralization occupies a north-south high strain corridor, there is an absence of higher grade zones normally expected in such geologic environments. This may indicate that the Vila Nova hydrothermal system explored thus far is either too weak or dispersed over a large volume of rock. On January 30, 2007 the joint venture agreement was terminated.

Vila Nova Reconnaissance

We hold a 100 percent interest in exploration licenses totalling 152,000 ha surrounding the former Vila Nova gold project ground. This land is prospective resulting from the mineralized trends identified in the Vila Nova project extending onto them. A review of existing regional airborne geophysical data has defined numerous targets along regional structural lineaments. In 2007, grassroots evaluation of these targets was undertaken. Work largely consisted of soil and stream silt geochemical sampling. No geochemical or geologic anomalies were found. We have discontinued our efforts in this region.

Other Exploration in Brazil

In 2010, exploration in Brazil will consist of general reconnaissance work in Para state and the Tocantinzinho Project (see “Associated Projects”, below). The total 2010 exploration and development budget for Brazil is approximately $5 million.

General Reconnaissance

A regional reconnaissance program continues to be executed in the Carajas and Tapajos regions of Para state. We focus on lands displaying potential for precious metals that are open or in public tender, or likely to become open or enter in public tender. Identified areas are prospected and geochemically sampled.

Associated Projects

Tocantinzinho (Brazauro Resources Joint Venture)

On July 8, 2008, Eldorado entered into an option agreement with Brazauro Resources Corporation (“Brazauro”) under which Eldorado can acquire from Brazauro a 60% to 75% interest in the Tocantinzinho Project in Brazil in return for purchasing Brazauro securities (“units”), undertaking $9.5 million of exploration and development expenditures and paying Brazauro $90.0 million plus a production decision fee of up to $10.0 million. On July 24, 2008, Eldorado subscribed for 8,800,000 units of Brazauro at a price of C$0.95 per unit. Each unit includes one common share of Brazauro and one warrant. Each warrant will entitle the holder to acquire one-half of one common share of Brazauro at a price of C$1.30 per share for a period of 18 months. These warrants were subsequently amended and the expiry date re-scheduled to January 24, 2011 and the strike price reduced to C$1.00 per share. On November 3, 2009, we acquired 1,032,000 Units at a price of $0.65 per Unit under a private placement to maintain ownership interest. Each Unit is comprised of one common share and one-half of a common share purchase warrant and each whole warrant entitles the holder to purchase an additional common share of Brazauro a price of $1.00 per share until May 3, 2011.

Our 2008 work commitments on this JV project comprised diamond drilling and camp upgrading. We took over as project operator in September and drilled 3520 m in 11 drill holes by year end. The gold mineralization occurs in a hydrothermally altered felsic intrusive phase along the margins of a larger granitic body. Two phases of gold mineralization are present: a strongly quartz+sulphide veined high grade gold zone (greater than 5.0 g/t) and a larger enveloping zone of lower grade gold mineralization (0.5 to 2.0 g/t). Focus of the program was twofold: infill drilling between existing drill fences to upgrade inferred resources and to test down plunge and lateral extents of this gold deposit. Returned assays are confirming the extent and grades of the gold mineralization in areas previously classified as inferred resources. Mineralization is still open to depth in the south portion of the deposit.

During 2009, in addition to our exploration program, we focused on engineering studies covering the process plant, mine design, TMF, and other significant infrastructure, including power and access options. We also worked on environmental studies to support future permitting requirements. In 2009 Eldorado advised Brazauro it had met its commitment to expend $9.5 million of exploration and development expenditures at the Tocantinzinho project.

Disposition of São Bento

The São Bento Mine ceased mining operations on January 20, 2007. During its 20-year life 1.8 million ounces of gold were produced at São Bento.

In 2008 Eldorado entered into a letter agreement (the “Agreement”) with AngloGold Ashanti (“AngloGold”) for the sale of all the shares of São Bento Gold Limited (“SBGL”) together with its wholly owned subsidiary São Bento Mineracao S.A. which in turn holds all the assets and liabilities of the São Bento Mine. Sao Bento ceased ore production in January 2007, at which time SBM’s process plant and facilities were placed on care and maintenance and reclamation activities began.

Under the terms of the Agreement, AngloGold acquired all the shares in SBGL for a total consideration of US$70 million, settled by the issuance of shares in AngloGold freely tradable on the New York Stock Exchange in the form of American Depositary Shares of AngloGold. Certain pieces of underground mining equipment transferred to Eldorado’s Efemçukuru Project in Turkey and its Vila Nova Project in Brazil were excluded from this transaction. Eldorado also retained a group of approximately 20 senior management and exploration team members in Brazil. As a term of the Agreement, Eldorado was provided with a right of first refusal on any future disposition by AngloGold of São Bento or AngloGold’s adjacent Corrego do Sitio Gold Project for a period of three years.

On December 15, 2008, we completed the sale of SGBL, which indirectly holds the São Bento Mine in Brazil, to AngloGold for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold resulting in a gain on the sale of $72.5 million. The transaction has received all necessary regulatory approvals in Brazil and the Republic of South Africa. As of December 31, 2008, we had sold 1,566,500 AngloGold shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain of $1.1 million over the cost of the shares. The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and are considered marketable securities. The shares generated an unrealized gain of $2.0 million when marked to the market price at year end. All the remaining AngloGold shares were sold in January 2009.

REGIONAL REVIEW

Greece

Frontier Pacific Mining Corporation

Acquisition of Frontier Pacific Mining Corporation

In 2008, the Company completed the acquisition of Frontier Pacific Mining Corporation (“Frontier”) and as a result the Company acquired a 100% interest in the Perama Hill Project. Under the terms of the agreement, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitled the holder to receive, for an additional consideration, an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health) accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding Frontier’s Perama Hill Project. All of the Exchange Receipts expired automatically on July 1, 2009 as the condition to their exchange was not met.

Eldorado issued 20,339,334 common shares and paid an aggregate of $16,000 in cash in connection with this transaction. No value was assigned to the Exchange Receipts.

The Business Acquisition Report regarding our acquisition of Frontier dated September 15, 2008 was filed on SEDAR and is available at www.sedar.com.

Perama Hill Gold Project

Perama is located in the eastern Thrace region of northern Greece, and is our primary development project in Greece.

Property Description and Ownership Interest

We own a 100% percent interest in the Perama Project through our Greek subsidiary, Thracean Gold Mining S.A. (“TGM”). We acquired Perama through the acquisition of Frontier.

The Perama Hill Project comprises two mining titles (“MT”) granted in December 1999 and covering an area of 1,897.5 ha. MTs have 50 year terms with a possible extension of 25 years. The MTs have in effect superseded the earlier obtained and prerequisite mining exploration licenses.

Current Greek regulations impose an NSR at 2.5% of gold and silver production.

Location, Climate, Access and Infrastructure

The project is located within a rural area 25 km west-northwest of the city of Alexandroupolis and 20 km south of Sapes in the eastern Thrace region of northern Greece. Present access to the project site is via farm tracks from the Perama village, situated at the end of a 4 km long asphalt road from the main Thessaloniki/Alexandroupolis Highway. Future access to the site will be via the Egnatia highway service road through a new road of 7 km.

The topography in the immediate area consists of rolling hills ranging from 250 masl to 300 masl. Vegetation is sparse comprising small oak trees and Mediterranean thorn and scrub bushes. A stand of black pines occurs to the north of the project and is part of the Black Pine Forest. Climate of the wider project area is characterized as Mediterranean with dry and warm summers and mild winters. The mean annual rainfall is 557 mm.

The Perama Hill Project will employ approximately 161 people at maximum production, with the majority of workers drawn from the local region. Supplies and services will be accessed largely from the city of Alexandroupolis.

Geology and Mineralization

The Perama Hill gold deposit is a stratabound, sediment hosted deposit of Eocene to Oligocene age, located at the eastern edge of the Maronia Graben at the contact point with a north-northeast trending eastern graben fault. The deposit is hosted by a felsic volcanic sandstone overlying a package of andesitic volcanic breccias. A conglomerate unit ranging up to several metres thick marks the transition from andesitic breccia to sandstone. The sedimentary units displays gentle westward to near horizontal average dips.

The tectonic events comprise two main phases. A first phase of extension and deposition of the volcano-sedimentary formation in the Maronia basin was followed by a second phase of transpression with sinistral movement and uplifting. The mineralization is believed to be contemporaneous with this second phase. The dominant structure is the 200°/-60°W East Graben Fault, juxtaposing the Cenozoic sequence described above with strongly deformed and drag folded non-mineralised Mesozoic meta-volcanics.

The deposit extends 750 m in a north-south direction and up to 300 m in an east-west direction and the thickness varies from 15 m to 20 m at the flanks and up to 125 m at the centre. The eastern margin of the deposit is marked by the East Graben Fault. Fine grained gold mineralization occurs in all three units though 80% of the gold is hosted by the sandstones. Mineralised sandstones display pervasive silicification and the development of cavities and voids filled with barite or kaolinite. Gold is associated with very fine-grained pyrite and telluride minerals.

The deposit has been deeply oxidised. In general, the oxidation limit roughly equates with the sandstone/volcanic breccia contact, allowing a thickness of more than 100 m of oxide mineralization in the middle of the deposit. This limit diminishes laterally to 15 m to 20 m on the deposit margins.

- 48  -

The Perama deposit is described as an initial high sulphidation epithermal system overprinted by typical low sulphidation banded quartz-chalcedony, barite, pyrite stockwork veins and veinlets.

History

In 1989, the Eurogold joint venture between Australia Consolidated Minerals (“ACM”) and Inmet Mining Corporation (“Inmet”) started exploration work in Greece. ACM had a 67% interest, which was acquired by Normandy Mining Limited (“Normandy”) in 1991. In 1994, a joint venture between Eurogold and S&B Industrial Minerals S.A. (“S&B”) was formed. In 1999-2000, TGM was incorporated as the joint venture and Inmet sold its interest in the Eurogold joint venture, leaving Normandy with 67%. S&B sold 13% to Normandy resulting in Normandy holding 80% and S&B holding 20%. Newmont acquired its 80% interest when it acquired Normandy in 2002. In November 2003, Frontier acquired all outstanding shares of TGM. In July 2008, Eldorado acquired 100% of Frontier and thereby 100% of TGM.

The following is a summary of previous work from 1993 up to the end of 1998:

•

Perama South prospect was discovered by TGM in 1994 as a result of 1993-1994 BLEG sampling. An anomalous area of gold mineralization occurring along the foliation in calcium schists, measuring about 1.5 km x 1.5 km, was defined by –80 mesh sampling, rock chipping and mapping.

•

In August 1995, the stream to the south of Perama Hill was investigated further to a 22 ppb 80 mesh stream anomaly. This led to the “Discovery Outcrop.” Initial channels across the stockwork zone yielded 1.88 ppm Au over 48 m. Follow-up channel sampling continued until August 1996. Channel samples included 9.9 ppm Au over 53.4 m, 17.6 ppm Au over 20.1 m and 12.7 ppm Au over 17 m. •Licence MEL 563 (now MT 55) granted in August 1996 covering Main Zone soil anomaly and part of the Perama South prospect.

•	RC drilling commenced in September and October 1996 for 18 holes at nominal 50 m depths (PC-01 to PC-18). Essentially all holes were mineralized over their full lengths.
•	Diamond drilling on a 100x100m grid started in October 1997, tightened to 50x50m in March 1998.
•	Sterilisation and geotechnical drilling in October 1998.
•	RC drilling (PC-36 to PC-102) on a 25 m x 25 m grid to cover roughly 60% of the deposit was completed by September 1998.
•

Up to October 1998, a total of 16,342 m (9,093 m of diamond drilling and 7,249 m of RC drilling) in 177 holes were drilled for resource evaluation purposes. A further 1,244 m in 33 holes were drilled for geotechnical and condemnation purposes.

Drilling, Sampling and Analysis and Data Verification

Drilling campaigns on the Perama property occurred from 1996 to 1998 and in 2000. Holes drilled for resource estimation data totalled 9,093 m in 75 diamond drill holes and 9,116 m in 137 RC holes. Collars of all holes were surveyed at the end of each drilling phase. Only some of the deeper diamond holes were surveyed for downhole deviation, but as almost all the drill holes were less than 100 m long, deviation was not expected to be a significant factor.

The core and reverse circulation chip samples were transported to the TGM sample preparation facility located near the town of Sappes. At the preparation site, the core and chips were logged for geology and geotechnical information, and then photographed (core only). The reverse circulation samples were collected in 1 m intervals and split to get a 1 kg sample. The sample was further split in half to produce a duplicate. The core was marked in 1 m intervals and sample tickets were placed at the end of each interval. The core was then cut in half with a diamond rock saw. One half of this material was returned to the core box.

Samples were sent to the SGS-FILAB laboratory in France for analysis. At the SGS-FILAB laboratory, samples were pulverised with a ring mill to 90% less than 150 mesh. All samples in the database were fire assayed for gold using a 30 g sample size. Samples were also sent for 32 element ICP analysis.

Samples were controlled by a quality assurance – quality control program. The program involved insertion of blank and standard samples into the sample stream and the preparation of duplicate samples for analysis in a later sample batch. In addition, at the end of each phase pulp samples were forwarded to Australian Laboratory Services, of Perth, Australia for checking of gold assays. Blank results demonstrated that overall the sample preparation was free of contamination. Standard and umpire assay results showed an approximate 5% low bias in samples from the core drilling programs. RC samples were shown to be in control. Duplicates agree within ±20% for the majority of samples.

Eldorado concludes that all the assay values that support the Perama mineral resource estimates were in control. The effect of the low bias observed during parts of the diamond drill campaign is believed to have minimal impact on the mineral resource estimates. In places, the gold grade estimate may be slightly understated.

Data used for the resource estimation was verified by hard copy assay certificate checks to the digital database. The database was found to be valid and suitable for supporting resource estimation work.

Mineral Reserve and Mineral Resource Estimates

See “Description of Business – Summary Review - Mineral Reserve and Mineral Resources”.

Metallurgical Testwork and Processing

Metallurgical test work, including recovery and comminution studies on composite drill core samples have been undertaken on the hard, soft and a composite representative ore material. The results indicate that the material is all non-refractory and a standard circuit can be used for gold and silver extraction.

Based on the comminution, leach optimization and variability testwork performed, Acker Solutions E&C Ltd. designed a comminution circuit consisting of a three stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones. A conventional CIL processing facility was allowed for with an annual throughput of 1.25 Mt/a of oxide ore containing gold and silver.

The comminution circuit will be designed to produce a product with 80% passing 75 µm. This material will then be thickened in a high-rate thickener before pre-aeration and then the CIL circuit. The CIL tailings will be detoxified to remove any remaining cyanide by the INCO process and carbon will be removed from CIL and the gold extracted by a split stream Anglo American Research Laboratories elution process.

The tailings from the processing facility, after any remaining cyanide is removed, will be thickened and then filtered to remove any excess water. This material will then be transported by truck ready for placement in the lined tailings storage facility.

The TMF is planned to be located within close proximity of the open pit and will ultimately comprise a structural fill embankment used in conjunction with filtered tailings for safely confining the LOM process waste. The design of the water supply network is based on a fresh water dam facility, designed to intercept surface runoff (rainfall) for discharge to the process plant, together with supernatant water reclaimed from the TMF pond.

Mining Operations

The Perama Hill Project has an orebody that is amenable to conventional open pit mining. The rate of production is 1.2 Mt of ore per year and an additional 350,000 tonnes of waste and low-grade material.

Main mine equipment include six 33 tonne trucks and two matching backhoes. A front-end loader is used on the ore stockpile at the crusher.

The pit will operate one 8-hour shift 5 d/wk and the feed to the plant from the ROM stockpile will be on 16 h/d for 7 d/wk. The reserves in the pit will allow for an 8-year mine operation.

Environmental and Permitting

As described above, a mining exploration license and mining title acquisition license has been issued in respect of Perama. We are currently in the process of obtaining the environmental permits license.

The approval process is initiated by the submission of an Environmental Impact Study (“EIS”) to the Ministry of Environment (“MOE”), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the EIS and also coordinates input from the Ministries of Agriculture, Culture, Development, and Health. There is also a public consultation process that involves a series of public meetings.

In parallel with the EIS process the MOE establishes, in consultation with the proponent, the Environmental Terms of Reference (“ETR”), which defines the environmental criteria under which the mine will operate. Once the EIS has been reviewed and the ETR finalized, the MOE approves the EIS. The final step is the approval of the EIS by the five ministries involved.

TGM submitted an EIS for the Project in October 2000. As discussed under “Litigation” below, a ruling of the Athens Supreme Administrative Court rendered the submitted EIS null and void.

Eldorado intends to resubmit the EIS and to restart the permitting process under its direction. A pre-cursor to the Environmental Impact Assessment (“EIA”), the Preliminary EIA (“PEIA”), was submitted to the MOE in 2009. The PEIA details the description of the environment, description of the Perama Hill Project, and an evaluation and assessment of environmental impacts. These impacts include landscape and visual, soil, land cover, surface water and ground water. The evaluation of the PEIA is ongoing and expected late in 2010.

To complete development of the Perama Hill Project, a mine operation license and construction and operator licenses are required.

Operating and Capital Costs

Operating costs have been worked out in detail and the unit costs (in US$/t milled) of the major components are: $3.93 mining, $16.16 plant and $4.91 G&A, totalling $25.00. Capital costs (in US$,000) have also been worked out in detail and total $187,369. Major components are:

•	Equipment	$53.383
•	Installation	$63,174
•	Direct	$ 7,348
•	Indirect	$40,173
•	Sustaining	$23,291

Current Greek regulations include a corporate tax of 25%.

Payback and Mine Life

The economic evaluation indicates an after tax internal rate of return of 23% and an after tax net present value of US$111 million at a discount rate of 5.0%.

The payback period for the base case is 2.5 years. This period is based on the annual un-discounted cash flows. The mine will operate for 8 years from initial commissioning.

Current and Proposed Exploration and Development

Currently, the Perama Hill Project is in the process of obtaining the third license of five required to permit a mining project in Greece, the Environmental Permit Licence. PEIA, a pre-cursor to the final EIA, was submitted in 2009. Evaluation of the PEIA is ongoing and expect later in 2010.

There have been no construction activities at the Perama Hill Project.

It is anticipated that the permitting process will be completed by early 2011 and that construction can commence shortly thereafter and that the mine will be ready for commercial production early 2014.

Litigation

In 2000 Petitions for Annulment of the Pre-Approval Act (the “Act”), responsible for establishing the environmental impact study framework, were filed against the MOE for Perama. On August 18, 2008 the 5th Session of the Conseil d’Etat (the “CDE”) held the challenged Act as illegal, accepted the petition for annulment and invalidated the Act, thereby invalidating the submission of the Perama EIS. The decisions of the CDE are definitive and final. As discussed above, we plan to submit a new submission for application of the Perama ETR under the amended Pre-Approval Act. As a precursor, the PEIA has been submitted.

Perama Report

Perama is the subject of the following technical report: “Technical Report for the Perama Hill Project, Thrace, Greece”, with an effective date of January 28, 2010, dated March 15, 2010 (the “Perama Report”), prepared by Richard Miller, P.Eng., and Stephen Juras, Ph.D., P.Geo of Eldorado and Peter Perkins BSc, MIMMM, MSAIMM of Acker Solutions E&C Ltd. The scientific and technical date on Perama is largely derived from the Perama Report. The Perama Report is available at www.sedar.com under our company’s name and should be reviewed to put the preceding discussion in context.

Perama is also the subject of a prior technical report which is available at www.sedar.com under Frontier Pacific Mining Corporation.

FINANCE

The following provides an overview of our financing activities over the past three completed fiscal years.

HSBC term revolving credit facility

HSBC has authorized advances of up to $65 million to Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of the Company, under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2008, the Company repaid all amounts previously drawn on the facility, and no amounts were drawn during 2009.

HSBC revolving credit facility

In November 2007, Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, entered into a $15 million revolving facility (“the Facility) with HSBC Bank (China). As at December 31, 2008, the Company repaid all amounts previously drawn on the Facility. The Facility can be drawn down in minimum tranches of $100,000 or in integral multiples of $10,000. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. The Facility has a term of one year and is subject to annual review and renewal. In November 2009, the Facility was renewed for a third year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China. The facility is collateralized by way of irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2009 no amounts were drawn under the Facility.

Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest-bearing loan from Sino Gold (the “Loan”). Imputed interest has been calculated using a discount rate of 8%. The Loan was repayable in equal annual instalments of $400,000 on December 31 of each year until 2008, with a final instalment of $150,000 due on December 31, 2009. This balance was eliminated upon acquisition of Sino Gold.

Jinfeng construction loan

In 2009, Sino Guizhou Jinfeng Mining Ltd. (“SGJML”), our 82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 680.0 million ($99.6 million) construction loan facility (“the construction loan”) with China Construction Bank (“CCB’). The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount. The applicable interest rate as at December 31, 2009 is 5.64% (after 5% discount). While the construction loan is outstanding, SGJML is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders. Principal repayment of this loan is as follows: for the years 2011, 2012 and 2013 – quarterly payments of RMB 35.0 million ($5.1 million); for the year 2014 – quarterly payments of RMB 32.5 million ($4.8 million); and for the year 2015 a final payment of RMB 130.0 million ($19.0 million). Deferred financing costs in the amount of $1.7 million have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

The construction loan is secured as described in the Company’s Annual Audited Financial Statements as of December 31, 2009.

Jinfeng working capital loan

In 2009, SGJML entered into a RMB 85.0 million ($12.5 million) working capital loan (“the working capital loan”) with CCB. The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount. The applicable interest rate as at December 31, 2009 is 5.13% (after 5% discount). While the working capital loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (“SGJBML”), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i.	A fixed asset loan of RMB 190.1 million ($27.8 million) with final payment due on September 2013; and
ii.	a working capital loan of RMB 40.9 million ($6.0 million) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan. The applicable interest rates as at December 31, 2009 are 5.76% and 5.31% respectively. The project loan is secured by a Sino Gold corporate guarantee and the project’s fixed assets with a value above $100.

Principal repayment of the fixed asset loan is as follows: September 2010 – RMB 24.8 million ($3.6 million); September 2011 – RMB 64.5 million ($9.4 million); September 2012 – RMB 66.1 million ($9.7 million); September 2013 – RMB 34.7 million ($5.1 million).

Eastern Dragon facilities

CCB loan. In 2008, Heihe Rock Mining Industry Development Company Limited (“HRMIDCL”), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 320.0 million ($46.9 million) Standby letter of credit loan (“LC loan”) with CCB. The interest rate on this loan as at December 31, 2009 is 5.4%. The LC loan is collateralized by way of irrevocable letter of credit drawn on CCB. The letter of credit is collateralized by Sino Gold’s funds held by Bank of China Sydney Branch as restricted cash. Subsequent to year end the LC loan was repaid and the restricted cash was released.

China Merchants Bank – project-financing loan. In 2009, HRMIDCL entered into a RMB 450.0 million ($65.9 million) project-financing loan (“project-financing loan”) with China Merchants Bank (“CMB”). The Project financing loan has three components:

i.	A 5 year term, RMB 320.0 million ($46.9 million) long term loan (“the long term loan”) to replace the LC loan with CCB;
ii.	a 4 year term RMB 100.0 million ($14.6 million) fixed asset loan (“the fixed asset loan”); and
iii.	a one year term RMB 30.0 million ($4.4 million) working capital loan (“the working capital loan”).

The project-financing loan is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 10% discount. The applicable interest rates as at December 31, 2009 are 5.18% and 4.78% after discount respectively if a drawdown had been made. The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions shall be fulfilled before the first drawdown:

1.	Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;
2.	Sino Gold to open an offshore banking business bank account with CMB and deposit $40 million;
3.

The aggregate of the amount deposited in the offshore account, HRMIDCL registered capital and shareholder loan shall not be less than $84.7 million (this threshold has been reached as at December 31, 2009).

In addition, before the second drawdown, HRMIDCL should obtain the gold operation permit. The working capital loan can be drawn down once the following conditions are satisfied:

i.	The project obtains the mining license;
ii.	the project has been developed and in production;
iii.	the gold operation permit has been granted; and
iv.	the safety production permit and environmental protection permit have been granted.

The project-financing loan requires HRMIDCL to maintain a liability asset ratio of 70% or lower, excluding shareholder loan and total banking debt should not exceed RMB 550.0 million ($80.6 million). The project-financing loan is subject to an annual management fee of 10% of the annual interest on the drawn down amount. No amounts were drawn down under the project facility loan as at December 31, 2009.

CMB Standby letter of Credit loan. In January 2010, HRMIDCL entered into a RMB 320.0 million ($46.9 million) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans with 10% discount. This loan is collateralized by way of a $52.2 million irrevocable letter of credit issued by Sino Gold to CMB. On February 5, 2010, HRMIDCL made a drawdown on this loan which was used to repay the LC loan with CCB. This loan is to be prepaid when HRMIDCL obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London AM price fixing for gold on December 30, 2009 was $1,087.50 per ounce.

FOREIGN CURRENCY EXPOSURE

All of Eldorado’s revenues from gold sales are denominated in US dollars, while the majority of its operating costs are denominated in the local currencies of the countries in which it operates. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The foreign exchange gains/(losses) realized in the last four financial years are:

December 2009	($2,966,000)
December 2008	($176,000)
December 2007	$4,658,000
December 2006	$2,050,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Valcambi SA in Switzerland and the Istanbul Gold Refinery refine the gold doré production from our Kisladag Mine in Turkey to market delivery standards. Metalor, China and HZGS Henan Zhongjin Gold in Henan Province, China began refining Tanjianshan’s gold doré to market delivery standards on November 18, 2006.

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market and provide adequate cash flow for operations. In 2009, we sold our gold production to large financial institutions or on the Istanbul and Shanghai gold exchanges on a spot market basis. As of the date of this report, we do not have any gold or currency hedges in place. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

CURRENCY AND EXCHANGE RATES

Our revenue is derived primarily from the sale of gold, denominated in US dollars. Our costs are incurred in a variety of currencies, including the Canadian dollar, the Brazilian Real (“Real”), the Turkish Lira (“Lira”), the Euro (“Euro”) and the Chinese Renminbi (“RMB”). Our accounts are maintained in US dollars.

The noon rate of exchange on December 31, 2009, as reported by the Bank of Canada, for converting Canadian dollars into US dollars was Cdn$1.0510 per US$1.00 (Cdn$1.00 equals US$0.9515).

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for converting Canadian dollars into US dollars.

	Year Ended December 31,
	2009	2008	2007	2006
Rate at end of period	0.9515	0.8210	1.0088	0.8581
Average rate for period	0.8757	0.9381	0.9304	0.8817
High for period	0.9716	1.0289	1.0905	0.9099
Low for period	0.7692	0.77111	0.8437	0.8528

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2009, Eldorado and its subsidiaries had hourly workers, contractors and permanent employees worldwide (Brazil: 59; Canada: 36; China: 1,876; Greece: 6; Turkey: 659). We also engage a number of contractors to work on specific projects. None of our employees belong to a union, except for some of the hourly workers at Kisladag and Tanjianshan. The labour agreement at Kisladag is valid for a three-year term and was renewed on December 31, 2009. We consider our employee relations to be good.

COMPETITION

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations and the market price or value of our securities

.

Risks Related to Financial Matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the United States dollar and of other currencies, interest rates, gold sales by central banks and international institutions, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa and China. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2005 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged between a low of $ 411.10 and a high of $1,212.50 per ounce, based on the PM fixing price for gold. The gold price used in the mineral resource and mineral reserve estimates contained herein for the Kisladag Mine, Efemçukuru Project, Perama Hill Project, Eastern Dragon Project and the TJS Mine was $825 per ounce, and for the Jinfeng Mine and White Mountain Mine was $750 per ounce. Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral resources and mineral reserves, in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue some or all of our operations, develop some or all of our properties or fulfill some or all of our obligations under our agreements with our partners or under our permits and licences. As a result, we might lose our interest in, or be forced to sell, some or all of our properties, or our profitability and cash flow might be negatively affected.

If we engage in gold hedging activities, it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date of this AIF, we have no gold hedges in place but we may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral resource and mineral reserve estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable mineral reserve figures set forth in this AIF are estimates, and there is no certainty that the indicated levels of gold production will be realized. Mineral reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuations of gold, as well as increased production costs or alteration in recovery rate, may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our mineral reserves or our ability to extract these mineral reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of mineral resources and mineral reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserve and mineral resource figures will be accurate, or that mineral resources or mineral reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our mineral reserves or our ability to extract these mineral reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of mineral resources and mineral reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserve and mineral resource figures will be accurate, or that mineral resources or mineral reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

There is no assurance that the mineral reserve and mineral resource estimates for Jinfeng Mine and White Mountain Mine will not change following our review of the methodology used in preparing the estimates.

The mineral resources and reserves for the Jinfeng Mine and White Mountain Mine were prepared by Sino Gold prior to its acquisition by us, and are as of December 31, 2008. As of the date hereof, no re-estimates have been done to these estimates and the estimates have not been depleted for 2009 production. There is no assurance that if these mineral reserves and resources were prepared by Eldorado that the estimates would be the same. We are in the process of reviewing the methodology used in preparing the mineral reserve and resource estimates and updating them, as appropriate. Accordingly, there is no assurance that the mineral reserve and resource estimates for these properties will not change. Any material reduction in these estimates arising as a consequence of our review and update could have a material adverse effect on our future cash flow results of operation and financial condition.

The disclosure of mineral reserve and mineral resource information in respect of Jinfeng Mine and White Mountain Mine is based on the reporting requirements of the JORC Code. CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian and Australian standards used in this document.

The disclosure in this AIF with respect to the Kisladag Mine, TJS Mine, Efemçukuru Project, Eastern Dragon Project, Perama Hill Project and Villa Nova Project uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined by CIM and required to be disclosed in accordance with NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

As noted above, certain mineral reserve and mineral resource estimates disclosed in this AIF have been prepared in accordance with the JORC Code. While the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are required pursuant to the JORC Code, the SEC does not recognize such terms. JORC standards differ significantly from the requirements of the SEC, and mineral resource information prepared in accordance with the JORC Code is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.

Accordingly, information contained in this AIF containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production and cost estimates could have a material adverse effect on our future cash flow, results of operations and financial condition.

Estimates of future production and costs for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change.

We cannot give any assurance that we will achieve our production and cost estimates. Our failure to achieve our production and cost estimates could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production and costs incurred may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•	mining dilution;
•	pit wall failures or cave-ins;
•	industrial accidents;
•	equipment failures;
•	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	litigation;
•	strikes and other actions by labour at unionized locations; and
•	restrictions imposed by government agencies and compliance with government regulations.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel or third party consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays can often occur in the commencement of production.

A decrease in the amount of, or a change in the timing of production, or in the prices realized for, our gold, will directly affect the amount and timing of our cash flow from operations. The actual effect of such a decrease on our cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or other factors described above would, in turn, result in delays in receipt of such cash flows and in the use of such cash to fund our capital expenditures, including for our projects.

Fluctuations in the price and availability of infrastructure, energy and other commodities could affect our profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, energy and power sources and water supply are important determinants that affect capital and operating costs. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and/or development of our projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the construction costs and ongoing operating costs associated with the exploitation and/or development of our advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The profitability of our business is affected by the market prices and availability of commodities that are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, steel, concrete, and chemicals (including cyanide). Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of our development projects. If the costs of certain commodities consumed or otherwise used in connection with our operations and development projects were to increase significantly, and remain at such levels for a substantial period of time, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or the development of some or all of our projects, which could have an adverse impact on our profitability.

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of, our mineral resource projects in Brazil, China,Greece and Turkey may require additional capital. In addition, a positive production decision on any development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties may depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in United States dollars while a significant portion of our operating expenses and costs are incurred in Canadian dollars, Euro, Lira, Real and RMB, the value of all of which fluctuate and are subject to changes in the respective countries’ political and economic conditions.

We are subject to fluctuations in the rates of currency exchange between United States dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. As of the date hereof, we do not hedge against currency exchange risks, although we may do so from time to time in the future.

Certain factors outside of our control may affect our ability to support the carrying value of assets.

We evaluate the carrying value of our assets to determine whether current events and circumstances indicate such carrying amount may no longer be recoverable. This evaluation involves comparing the estimated fair value of our reporting units to their carrying values. Our fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates. In the absence of any mitigating valuation factors, our failure to achieve our valuation assumptions or declines in the fair value of our reporting units may, over time, result in an impairment charge.\

Change in accounting or financial reporting standards may adversely impact our financial performance.

Changes in accounting or financial reporting standards may adversely impact the financial performance reported by us in the future. We currently report our financial performance in Canadian GAAP. The Canadian Accounting Standards Board announced that international financial reporting standards (“IFRS”) will become applicable to Canadian public entities for financial years beginning on or after January 1, 2011. Our first period of IFRS reporting will be for the quarter ending March 31, 2011. We have started the transition process from Canadian GAAP to IFRS and are in the process of assessing the potential impact of our transition to IFRS, including the detailed determination of accounting policy and disclosure changes that will be required upon transition, as well as a detailed analysis of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

Regulatory bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the differences between Canadian GAAP and IFRS, and the impact of these differences relative to our financial statements, in the future.

Based on our review to date, we anticipate that there will be material differences in accounting treatment between Canadian GAAP and IFRS as they apply to us, including impairment of assets, provision for reclamation and rehabilitation, business combinations, income taxes and property, plant and equipment. The foregoing list is not a complete list and is only intended to highlight the areas we believe to be most significant.

These differences may change as we continue to assess the impact on us of the transition and evaluate the impact that the ongoing regulatory projects could have.

For further information on our changeover plan and on the material differences in accounting treatment, see our most recent annual MD&A.

Risks Related to our Business and Operations

Regulatory requirements significantly affect our mining operations and may have a material adverse effect on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey. The laws in each of these countries differ significantly and may change. Mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions, which may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed on them for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment in which we operate or otherwise, could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.

The majority of our activities and investments are located in foreign countries. Our foreign investments include operations and/or exploration and development projects in Brazil, China, Greece and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and United States laws, including the laws relating to foreign corrupt practices and restrictions on the ability to pay dividends offshore. We also are exposed to a risk of loss due to disease and other potential endemic health issues in such foreign countries. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our rights to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

For example, as of the date of this AIF, three of our mines are located in China. The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment. The Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate and location of economic growth. These measures may have a material adverse effect on the results of our operations.

Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. Changes in these guidelines may have a material adverse effect on the results of our operations.

In addition, in China, exporting gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, we, like most gold producers in China, sell our gold through the Shanghai Gold Exchange. Currently, the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price. There is no assurance that the prices at which gold is traded through the Shanghai Gold Exchange will continue to reflect international market prices.

Furthermore, foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently, we may repatriate our profits and dividends in foreign currency but may not repatriate our capital, except with the approval of the Chinese State Administration of Foreign Exchange.

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in most of the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licences in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licences will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all. If we do not receive the required permits and approvals for our mineral projects and mines or are unable to maintain the required permits or approvals for our mineral projects and mines, it could have a material adverse effect on the results of our operations.

We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions, which could lead to a deadlock.

In particular, our interests in the TJS Mine, Jinfeng Gold Mine, White Mountain Gold Mine and Eastern Dragon Project are through joint venture companies established under and governed by the laws of China. Our joint venture partners in China are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing mineral reserves is a result of a number of factors, including the quality of our management and exploration teams and their level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of our current mineral reserves with new mineral reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including our developments at Efemçukuru, Eastern Dragon and Perama Hill, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves;
•	anticipated metallurgical recoveries;
•	environmental considerations and permitting;
•	future gold prices; and
•	anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	unanticipated metallurgical recovery problems;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	availability of labour;

•	availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	adequacy of water supply;
•	availability of surface tenure on which to locate processing and refining facilities;
•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);
•	unanticipated transportation costs;
•

government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and
•	accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

The level of production and capital and operating cost estimates relating to development projects, which are used in establishing mineral reserve estimates, are based on certain assumptions and are inherently subject to significant uncertainty as described above. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.

We need to continually obtain additional mineral reserves for gold production.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold. Our ability to maintain or increase our annual production of gold will depend in significant part on our mining operations at the Kisladag Mine, Jinfeng Mine and the TJS Mine and our development of the Efemçukuru Project, Eastern Dragon Project and Perama Hill Project; our ability to conduct successful exploration; and our ability to develop new projects and undertake acquisitions.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

•	environmental hazards;
•	discharge of pollutants or hazardous chemicals;
•	industrial accidents;
•	failure of processing and mining equipment;
•	labour disputes;
•	supply problems and delays;
•	changes in the regulatory environment;
•	encountering unusual or unexpected geologic formations or other geological or grade problems;

•	unanticipated changes in metallurgical characteristics and gold recovery;
•	encountering unanticipated ground or water conditions;
•	cave-ins, pit wall failures, flooding, rock bursts and fire;
•	periodic interruptions due to inclement or hazardous weather conditions; and
•	other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

From time to time we may engage the services of contractors and subcontractors in connection with our operations. There is a risk that if any such contractors or subcontractors become insolvent or suffer labour disputes, this could adversely affect our operations and profitability.

Our properties may be subject to environmental hazards.

Environmental hazards may exist on our mines or projects that are currently unknown to us. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and profitability.

We cannot provide assurance that we have been or will be at all times in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well-established companies that have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer; Norman S. Pitcher, our Chief Operating Officer; and Ed Miu, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retaining skilled and experienced personnel.

Our business depends on good relations with our employees.

We are dependent on our workforce to extract and process minerals. We have programs to recruit and train the necessary manpower for our operations and endeavour to maintain good relations with our workforce in order to minimize the possibility of strikes, lockouts, and other stoppages at our work sites. A prolonged labour disruption at any of our mines or projects could have a material adverse impact on our operations as a whole.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have investigated title to all of our mineral properties and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties, which, if successful, could impair development and/or operations at our mines or projects. We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described in the section “Description of Business – Regional Review – Turkey” under the headings“Kisladag – Litigation” and “Efemçukuru – Litigation” in this AIF, we are also involved in various routine legal and regulatory proceedings. We believe it is unlikely that the final outcome of these legal or regulatory proceedings will have a material adverse effect on our financial condition or results of operations. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Furthermore, due to the inherent uncertainty of the litigation process and dealings with the regulatory bodies, there can be no assurance that the resolution of any particular legal or regulatory proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

We are subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also may be in respect of decades old mining activities by prior owners of subject mining properties.

We are subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede our access to capital or increase the cost of capital. Commencing in 2007, the global credit markets experienced serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slowdown in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. Although there has been some recovery, there is no certainty that the disruptions and their effect have ended and will not continue to impact the markets. These disruptions could, among other things, make it more difficult for us to obtain, or increase the cost of obtaining, capital and financing for our operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in our asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, we are subject to the risk of loss of our deposits with financial institutions that hold our cash.

Risks Related to Acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;
•	diversion of management attention from existing business;
•	potential loss of our key employees or the key employees of any business we acquire;
•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital; to operate, explore and develop our properties; to make additional acquisitions; and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and stock exchange rules.

We may not realize the benefits we anticipated with the acquisition of Sino Gold due to challenges associated with integrating the operations, technologies and personnel of Sino Gold with ours.

The success of the Sino Gold acquisition will depend in large part on our success in integrating the operations, technologies and personnel of Eldorado and Sino Gold in a timely manner. There are risks that the integration between the businesses of Eldorado and Sino Gold may take longer than expected and that anticipated efficiencies and benefits of that integration may be less than estimated. These risks include possible differences in the management culture of the two groups and the potential loss of key personnel. In addition, the overall integration of the operations, technologies and personnel of Eldorado and Sino Gold may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention. The failure to achieve such integration could result in the failure to realize any of the anticipated benefits of the acquisition and could impair our results of operations, profitability and financial results.

As a consequence of the Sino Gold acquisition, we are subject to significant additional capital requirements associated with the expanded operations and expanded portfolio of development projects.

Risks Related to Our Common Shares

Further equity issuances may substantially dilute the interests of our shareholder and may have an adverse effect on the market price of our securities.

We may require additional funds to fund our exploration and development programs and potential acquisitions. If we issue additional equity securities, such issuances may substantially dilute the interests of our shareholders.

Furthermore, future agreements may, and a number of our existing agreements do, provide for additional issuances of shares that may result in dilution to shareholders.

Issuances of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The Common Shares may experience price and volume fluctuations.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Shareholders that hold Common Shares through Chess Depository Receipts (“CDI”) may be subject to additional price and volume risks. The number of CDIs listed on the Australian Securities Exchange (“ASX”) is less than the number of Common Shares issued. It is therefore likely that the market for CDIs will be less liquid than the market for Common Shares trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This may have the effect of reducing the volume of CDIs that can be bought and sold on ASX and the speed with which they can be bought and sold. This reduced liquidity may also result in CDIs trading at a discount to Common Shares on the TSX and NYSE. However, a holder of CDIs can convert their CDIs into Common Shares tradable on TSX and NYSE, should the holder wish to access the market in Common Shares on TSX and NYSE.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

As of the date hereof we have not paid cash dividends on the Common Shares. Although we may in the future give consideration to the payment of dividends, there is no certainty that cash dividends will be paid. As a result, a shareholder may have to rely on capital appreciation, if any, to earn a return on its investment in the Common Shares in the foreseeable future.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding the Common Shares (directly or indirectly through CDIs) should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of NYSE, we have obtained certain exemptions from NYSE in deference to Eldorado’s home country jurisdiction corporate governance requirements. We have also obtained exemptions from certain ASX requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities law on specific transactions from NYSE, ASX and other regulators.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

We have documented and tested during our most recently ended fiscal year, our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by our independent auditors of the effectiveness of our internal control over financial reporting. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of the Common Shares or market value of our other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Our acquisition of Sino Gold and any future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal controls over financial reporting. Although we intend to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, we cannot be certain that it will be successful in complying with Section 404 of SOX.

If any of the foregoing events, or other risk factor events as described herein occurs, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares (“Non-Voting Shares”), of which, as of December 31, 2009, 537,136,235 Common Shares were issued and outstanding, and no Non-Voting Shares were issued and outstanding.

All of the Common Shares rank equally as to voting rights; participation in a distribution of our assets on a liquidation, dissolution or winding-up, or other distribution of our assets for the purpose of winding up our affairs; and the entitlement to dividends. Distributions in the form of dividends, if any, will be set by the Board of Directors. For more information, see the section “Dividend Policy”. Holders of Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote their shares at the meetings. Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of these shares would be entitled to participate equally with the holders of the Common Shares with respect to dividend payment; asset distribution resulting from a liquidation, dissolution or winding-up; or the distribution of our assets for the purpose of winding up our affairs. Holders of Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders, but (except as required by law) they are not entitled to vote at any such meeting. Our articles state that holders of Non-Voting Shares may not vote separately as a class but will have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares;, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares; or create a new class of shares equal or superior to the Non-Voting Shares. Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Share, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40 percent or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless at the same time the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares. No rights offering may be made to holders of Common Shares or Non-Voting Shares unless the rights offering is made equally to all holders of both classes of shares. As a condition of our listing on the Australian Securities Exchange (“ASX”), we have agreed to not issue Non-Voting Shares without prior approval of the ASX.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the CBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least two-thirds of the votes cast).

The following details the share capital structure as at February 28, 2010:

Common shares	538,142,401
Share purchase options	12,891,901

Voting common shares issued in 2009:

Number of shares

Balance, December 31, 2008	368,278,029
Shares issued upon exercise of share options	5,203,013
Shares issued pursuant to Sino Gold acquisition	135,830,539
Shares issued pursuant to the acquisition of Sino Gold shares from Goldfields	27,824,654
Balance, December 31, 2009	537,136,235

At December 31, 2009, there were no Non-Voting common shares outstanding.

Share Option Plans

As of December 31, 2009 the Company had two incentive stock option plans (“Plans”) approved by the shareholders under which stock options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee Plan, as amended from time to time, was initially established in 1994. Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years.

The Company’s Directors and Officers Plan (“D&O Plan”), as amended from time to time, was initially established in 2003. D&O Plan Options generally have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years.

For a more detailed review of our Plans, please see our most recent Management Proxy Circular.

The share purchase options granted, exercised and cancelled from January 1, 2009 to December 31, 2009 are as follows:

Number of options

Balance, December 31, 2008	13,438,914
Granted during the year ended December 31, 2009	748,000
Exercised	5,203,013
Cancelled	55, 000

Balance, December 31, 2009	8,928,901

See the Company’s MD&A dated December 31, 2009 for details of grants of stock options in 2009.

At December 31, 2009, 5,528,557 share purchase options had vested and were exercisable.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. Our Common Shares were listed on the TSX on October 23, 1993 and NYSE on October 20, 2009. Our Common Shares were previously listed on the NYSE AMEX from January 23, 2003 until October 20, 2009. Our CDIs were listed on the ASX on December 7, 2009.

The following sets out the price range and volumes of the Common Shares traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Trading Price and Volume

Month	High	Low	Close	Volume
	Cdn$	Cdn$	Cdn$
January	9.90	9.34	9.60	92,402,070
February	10.89	10.16	10.73	86,643,536
March	11.54	10.97	11.40	67,629,027
April	9.95	9.42	9.48	67,468,568
May	11.44	10.81	10.82	59,876,996
June	10.96	10.37	10.48	57,136,125
July	10.83	10.18	10.83	47,585,751
August	11.49	11.19	11.30	64,430,073
September	12.39	11.86	12.16	132,262,956
October	12.16	11.48	12.06	77,933,603
November	14.31	13.91	14.05	78,680,258
December	14.95	14.82	14.92	102,356,004

DIVIDEND POLICY

We have not paid dividends on common shares since incorporation. We anticipate using our cash resources to undertake exploration, development and expansion programs on our mineral properties and to acquire additional mineral resource properties, and will give consideration to dividends as the Company’s financial condition and outlook continues to strengthen.

DIRECTORS AND OFFICERS

The Company’s articles and bylaws state that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) directors. The number of directors has been fixed at eight (8).

At each annual meeting of the Company’s shareholders, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the CBCA. To meet CBCArequirements, at least 25 percent of the members of our Board of Directors must be resident Canadians.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company are listed below:

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the date hereof(4)	Principal Occupation
James Askew Colorado U.S.A. Independent Director	7,563

Director of the Company since December 15, 2009. Formerly non-executive chairman of Sino Gold. Independent Director of Golden Star Resources Inc., Ausdrill Ltd., Oceana Gold Ltd. and Asian Mineral Resources Inc.

John S. Auston (2) (3) British Columbia Canada Independent Director	8,000	Director of the Company since April 30, 2003. President & CEO of Ashton Mining of Canada (1996-2000). .
Peter Cassidy New South Wales Australia Independent Director	34,943

Director of the Company since December 15, 2009. Independent company director since 2002. Former non-executive director of Sino Gold, Independent Director of Lihir Gold Limited and the Minerals & Metals Group.

K. Ross Cory (1) (3) British Columbia Canada Independent Director	170,000

Director of the Company since April 30, 2003. Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) since 1989 (currently on long-term leave); currently a director of Lumina Copper Corp.

Robert R. Gilmore(1) (2) Colorado United States Independent Director Non-Executive Chairman Chairman, Audit Committee	88,000

Director of the Company since April 30, 2003. Independent financial consultant; formerly CFO of Teamshare Inc. (2000-2002); Independent financial consultant (1997-2000); currently a director of GlobalMed Technologies, Layne Christensen Company and Ram Power.

Geoffrey A. Handley (2) (3) New South Wales Australia Independent Director	10,000	Director of the Company since August 2006. Formerly Executive Vice President, Strategic Development with Placer Dome (2002-2006); currently a director of Endeavour Silver Corp. and PanAust Limited.
Wayne D. Lenton (2) Arizona United States Independent Director	49,100	Director of the Company since June 1995. Independent mining consultant since March 1995; currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.
Ed Miu British Columbia Canada Chief Financial Officer	31,155	Chief Financial Officer since December 15, 2009. Chief Financial Officer of Sino Gold from January 2009 to December 15, 2009. CFO of Asia Pacific from March 2005 to December 2008.

Hugh C. Morris (1) (3) British Columbia Canada Independent Director	80,000

Chairman of the Board of the Company since January 1995. Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent mining consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas Ltd. and Triex Minerals Corporation.

Dawn L. Moss British Columbia Canada VP Administration & Corporate Secretary	14,500	VP Administration since February 2009. Corporate Secretary since October 27, 2000. Corporate Administrator of the Company from November 1998 to October 2000.
Norman S. Pitcher British Columbia Canada Chief Operating Officer	2,500

Chief Operating Officer since July 2005.

Vice President, Exploration & Development from May 2004-July 2005; Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver Corp. from 1997 to November 2003.

Jonathan A. Rubenstein(1) (3) British Columbia Canada Independent Director	Nil

Director of the Company since May 7, 2009. Vice President & Corporate Secretary Canico Resources (2002 to 2005); Vice President, Corporate Affairs Sutton Resources (1995 to 1999). Currently a director of MAG Silver Corp., Detour Gold Corporation, Troon Venture Ltd. And Rio Nova Gold.

Donald M. Shumka (1)(2) British Columbia Canada Independent Director	50,000

Director of the Company since May 3, 2005. President and Managing Director of Walden Management Ltd.; Managing Director of Raymond James Ltd. (1993-2004); Managing Director of CIBC World Markets (1989-2003); Vice President Finance and CFO of West Fraser Timber Co. Ltd. (1979-1989); currently a director of Paladin Energy Limited, Lumina Copper Corporation and Magma Energy Corp.

Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director	125,000

Director of the Company since March 1999. President and Chief Executive Officer since October 1, 1999; President and Chief Operating Officer from March 1999 to October 1999; Senior Vice President, Operations from October 1997 to March 1999; Vice President, Mining from July 1996 to October 1997.

Notes:

1)	Member of the Audit Committee
2)	Member of the Compensation Committee
3)	Member of the Corporate Governance & Nominating Committee
4)

As of the date hereof, in the aggregate, our directors and executive officers beneficially own or controlled or directed, directly or indirectly, 520,600 Common Shares (representing .09% of the issued and outstanding Common Shares).

Nine of Eldorado’s directors have been directors since the last annual shareholders’ meeting of the Company. Two of Eldorado’s directors were appointed in connection with the closing of Sino Gold Transaction. Each of the Director’s terms will expire at the next annual shareholders meeting of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief  executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or to the Company’s knowledge,a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or to the Company’s knowledgea shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, and other than disclosed in this AIF, there are no known existing or potential conflicts of interest between us or any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Eldorado and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors or officers in accordance with the CBCA and they are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or officer may have a material interest. Where appropriate, directors absent themselves from portions of Board and committee meetings to allow independent discussion of points in issue.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our website at www.eldoradogold.com.

The Board has established three Committees of directors: the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee is composed of five independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Committee is responsible for annually reviewing the compensation of directors and officers, and making its recommendations to the Board. Terms of Reference for the Compensation Committee describe the

Committee’s responsibilities, powers and operations and are available on our website at www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne D. Lenton, Chairman

Robert R. Gilmore

John S. Auston

Geoffrey A. Handley

Don Shumka

Audit Committee

The Audit Committee is currently composed of five independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities. The Terms of Reference require, amongst other things, the Committee’s pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado’s auditors. The Terms of Reference for the Audit Committee, attached as Schedule A to this AIF, were approved by the Audit Committee and the Board of Directors on March 30, 2010 and are available on our website at www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert R. Gilmore, Chairman

Hugh C. Morris

K. Ross Cory

Donald M. Shumka

Jonathan Rubenstein

Each member of the Audit Committee is independent and financially literate. For particulars on the experience and education of each of the members of our Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member, please refer to the “Directors and Officers” section within this AIF, the 2010 Management Information Circular and our website at www.eldoradogold.com.

The aggregate fees billed for professional services rendered by our auditors, KPMG LLP, to us for the year ended December 31, 2009 and by our former auditors, PricewaterhouseCoopers LLP for the year ended December 31, 2008 are as follows:

	Years ended December 31
	2009 CDN$	2008 CDN$
Audit:	1,300,803	993,416(1)
Audit Related:	644,392 (3)	Nil
Tax:	96,759	Nil
All Other Fees:	122,071 (4)	131,132(4)
Other Services	Nil	30,000(2)
Total	2,164,025	1,154,548

Note:

(1)	Audit Fees include approximately CDN$393,500 of Audit-Related Fees incurred in connection with the audit of the Company’s internal controls in accordance with Sarbanes Oxley404.
(2)	“Other Services” relates to IFRS diagnostic services.
(3)	Fees related to the Sino Gold and Sao Bento transactions.

(4) Fees related to French translation

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.4 of NI 52-110 (Events Outside of Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), Section 3.8 (Acquisition of Financial Literacy) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company’s external auditors, without pre-approval of the Audit Committee, and management has established agreements with other service providers for such non-audit services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of five independent directors. Terms of Reference for the Corporate Governance and Nominating Committee describe the Committee’s responsibilities, powers and operations are available on our website at www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

K. Ross Cory, Chairman

Hugh C. Morris

John S. Auston

Geoffrey A. Handley

Jonathan Rubenstein

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

Furthermore, there are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than has been disclosed in this AIF or our annual MD&A, we are not aware of any material interest, either direct or indirect, of (i) any of our or our subsidiaries’ directors or executive officers, (ii) a person that beneficially owns or directs, directly or indirectly more than 10% of our voting securities, or (iii) any associate or affiliate of any of the foregoing, in any transaction that has been entered into within our three most recent completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Valiant Trust Company and its principal office is located at Suite 2950, 130 King Street West, Toronto, Ontario M5X 1A9. Our register of transfer of our Common Shares is located in the city of Vancouver, BC. Link Market Services Limited is the CDI sub-registry in Australia and its principal office is located at Level 12, 680 George Street, Sydney South NSW 2000.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any material contracts.

INTEREST OF EXPERTS

Our auditors, KPMG LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and are an independent public accountant with respect to the Company within the meaning of the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

The following is a list of persons or companies (other than our auditors) whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by us under National Instrument 51-102 during or relating to our most recently completed financial year:

(1)	John Edward Hearne of RSG Global Pty Ltd
(2)	Scott Cowie of Wardrop Engineering Inc;
(3)	Roberto Costa of Roberto Costa Engenharia Ltda.;
(4)	Peter J. Perkins of Acker Solutions E&C Ltd.
(5)	Wei Feng Li of West Swan Pty Ltd.; and
(6)	John Chen, Stephen Juras, Richard Miller, Paul Skayman and Yumin Qiu of Eldorado Gold Corporation
(7)	Michael Warren of SRK Consulting

To the knowledge of the Company, none of the persons referred to above and none of the corporations or other entities by which they are employed have received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company. Please refer to the information in the sections “Kisladag Reports”, “Efemçukuru Reports”, “Tanjianshan Reports”, “Jinfeng Reports”, “White Mountain Reports”, “Eastern Dragon Reports”, “Perama Reports” and “Vila Nova Reports” under “Description of Business – Regional Review” for lists of technical reports regarding these projects and the related qualified persons who prepared them and the heading “Description of Business – Summary Review – Mineral Reserves and Mineral Resources” for the mineral reserve and mineral resource estimates and the qualified persons who prepared the estimate .

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, such as our incentive stock option plan, is contained in our Management Information Circular for our most recent annual meeting that involves the election of directors. As well, additional financial information is provided in our comparative Financial Statements and MD&A in respect of the year ended December 31, 2009. This additional information is available on SEDAR at www.sedar.com under the Company name. We will also provide this information upon request to our Corporate Secretary.

GLOSSARY AND METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric	To imperial	Multiply by
Hectares	Acres	2.47110
Meters	Feet	3.28080
Kilometers	Miles	0.62140
Tonnes	Tonnes	1.023
Grams/Tonne	Ounces (Troy)/Ton	0.03215

The following is a glossary of technical terms that may be found in this document and in the documents incorporated by reference:

adit	A passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.
adsorption	The attachment of one substance to the surface of another.
andesitic	A rock condition where andesite, an igneous rock that has a silica content of approximately 60 percent, is present.
argillic	An alteration characterized by quartz clay mix chloride.
arsenopyrite	A whitish to steel gray coloured arsenian mineral (FeAsS).
Au	Gold.
Australasian Code	The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
autoclave	The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.
autogenous grinding	Grinding ore without the use of media such as steel balls or rods.
back fill	Waste material used to fill and support the void created by mining an ore body.
banded iron formation	A rock formation that shows pronounced banding of iron-rich minerals and fine-grained quartz. Where mineralized, the formation contains sulphide and carbonate mineral.
calcareous	A substance that contains calcium carbonate.
CIL

Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

classified tailings

Tailings material (sub-economic ground residue from mineral processing operations) that has been processed to remove fine-grained solids to promote free drainage of water. Commonly used as underground fill material.

continued

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the “CBCA”) by applying for a certificate of continuance from the Corporations Directorate. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

crushing plant	A plant in which run-of-mine ore is reduced in size by mechanical crushing to improve the liberation of gold particles for downstream recovery.
crosscuts	An underground working or tunnel that is perpendicular to the trend of the rock layering.
Cu	Copper.
cut and fill	A method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.
cyanidation	The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.
decline

An underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

dextral faults	Faults whose apparent direction of relative movement to each side is towards the right.

diamond drill (“DDH”)

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

diorites	A light to dark coloured, crystalline intrusive igneous rock, composed of calcium, sodium and iron-bearing alumino-silicate minerals.
dilution	Waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
dip	The angle that a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
doré	Unrefined gold and silver in bullion form.
electrostatic precipitator	A device or technology that recovers airborne particular matter.
fault	A surface or zone of rock fracture along which there has been displacement, from a few centimeters to a few kilometers in scale.
feeder zones	A channelway in a rock through which mineral-bearing and/or metal-bearing solutions or gases likely moved.
fire assay

A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

float sulphide concentrate	A byproduct of the flotation process containing primary metals.
flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

foliation	A parallel orientation of platy minerals or mineral banding in rocks. Most common in metamorphic rocks.
gabbro	A dark coloured, crystalline intrusive igneous rock, composed principally of the calcium, iron and magnesium bearing alumino-silicate minerals.
gangue	Minerals that are sub-economic to recover as ore.
grade	The weight of precious metals in each tonne of ore.
g	Grams.
g/t	Grams of gold per metric tonne.
ha	Hectare.
heap leaching

The process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

host rock	The body of rock in which mineralization of economic interest occurs.
HQ	Denotes the specific diameter of core in diamond drill.
IP	Induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.
isoclinal	Refers to a folded rock, in which two adjacent limbs are parallel.
km	Kilometre.
km2	Square kilometres.
km/h	Kilometres per hour.
leach	Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).
LOM	Life of mine.
long hole open stope

A method of mining that involves drilling holes (typically up to 30 meters long) into an ore body and then blasting a slice of rock that falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

m	Meters.
m2	Square meters.
m3	Cubic meters.
masl	Meters above sea level.
mm	Millimeters.
micron	0.000001 meters.
mill	A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
mine	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.
mineral reserve

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources that, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received, although it does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

proven mineral reserves

That part of a measured mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction is justified.

probable mineral reserves

That part of an indicated (and in some circumstances a measured) mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluate the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed (but not verified) geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization	Rock containing minerals or metals of potential economic interest.
metallurgy	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
monzonite	A coarse-grained igneous rock containing less than 10 percent quartz.

Mt	Million tonnes
open pit mine	An excavation for removing minerals that is open to the surface.
ounce (or oz)	Troy ounce, equal to 31.103 grams.
ore	A natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
oxide ore

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

oz/t	Troy ounces per short ton.
Paleozoic	Unit of geologic time spanning from 570 to 245 million years ago.
phyllite	A metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.
plagiogranite	A light-coloured, crystalline intrusive igneous rock, composed of sodium and calcium bearing alumino-silicate minerals and quartz (SiO2).
porphyritic	Texture of an igneous rock in which larger crystals are set in a finer groundmass.
potassic	An alteration type characterized by the pressure of quartz, potassium, feldspar and biotite.
Proterozoic	Unit of geologic time spanning from 2,500 to 570 million years ago.
ramp	An inclined underground tunnel that provides access for mining or a connection between the levels of a mine.
RC	Reverse circulation.
recovery	A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.
refractory material

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon, which reduces gold recovery.

roasting	A method of oxidizing refractory ore using heat.
roasting agglomerates	A product of the roasting process.
ROM	Run of mine. Pertains to the ore that has been mined but not crushed.
run of mine	Pertains to the ore that has been mined but not crushed.
SAG	Semi-autogenous grinding. A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
scrubber	A device that removes SO2 from gaseous emissions.
shaft	A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.
short ton	Equal to 2,000 pounds, equivalent to 0.893 long tonnes or 907.185 kilograms.
shrinkage stoping	A method of stoping that uses part of the broken ore as a working platform and as support for the walls.
sills	A tabular intrusive igneous rock that parallels the planar structure of the surrounding rock.
sinistral faults	Faults whose apparent direction of relative movement to each side is towards the left.
SO2	Sulphur dioxide gas.

splays	A series of minor faults at the extremities of a major fault.
stope	An underground excavation from which ore is being extracted.
strike	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
sulphide ore	Ore containing a significant quantity of unoxidized sulphides.
tailings	The material that remains after all metals or minerals of economic interest have been removed from ore during milling.
tonne	A metric tonne: 1,000 kilograms or 2,204.6 pounds.
trachyte	A type of fine-grained igneous rock.
waste	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
winze	A vertical or inclined shaft sunk from a point inside a mine.
Zadra methods	A chemical process whereby gold in solution is collected on carbon particles.

SCHEDULE A

ELDORADO GOLD CORPORATION

(“Eldorado or the Company”)

AUDIT COMMITTEE

Terms of Reference

I.	ROLE

The role of the Audit Committee (the “Committee”) is to ensure that management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

II	RESPONSIBILITY

The Committee will have the following duties and responsibilities:

(i)	Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:
➢	the audited annual and unaudited quarterly financial statements including the notes thereto;
➢	the appropriateness of the Management Discussion and Analysis (MD&A) of operations contained in the audited annual and unaudited quarterly report and their consistency with the financial statements;
➢	any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;
➢	any significant transactions which are not a normal part of the Company’s business;
➢	the nature and substance of significant accruals, accounting, reserves and other estimates having a material effect on the financial statements;
➢	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
➢	any off balance sheet financing arrangement;
➢	issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls, including a discussion of the responsibilities of the Company’s internal audit function;
➢	any significant transactions with or involving an unconsolidated affiliate;
➢	all significant adjustments proposed by Management or by the Auditor;
➢	the specifics of any unrecorded audit adjustments;
➢	any impairment provisions based on ceiling test calculations; and including the carrying value of Goodwill;

➢	Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements;
➢	review financial statements and MD&A and annual and interim earning disclosure before they are released to the public; and
➢

review with members of the Board proficient in the technical aspects of preparing a mineral reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

(ii)	Review, on a quarterly basis, compliance with the Company’s investment policy governing investments of excess cash balances.
(iii)	Review and approve:
➢	non-audit services provided by the External Auditor, to the extent required by law;
➢	fees and expenses of the Auditor; and
➢	the independence of the Auditor.
(iv)	Establish guidelines for the retention of the Auditor for any non-audit service.
(v)

Recommend to the Board the appointment of the Auditor to be proposed at the annual shareholders’ meeting and the compensation of the Auditor. The Auditor is ultimately accountable to the Board and the Audit Committee as representatives of the shareholders.

(vi)	Require the Auditor to report to the Audit Committee and:
➢	oversee the work of the Auditor;
➢	assess the audit team; and
➢	assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.
(vii)	Review and approve hiring policies regarding present and former employees of the present and former Auditor.

(viii)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ix)	Review any related party transactions prior to recommendation to the Board of the approval of such transactions.
(x)

Establish a complaint process and “whistle-blowing” procedures. Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or audit related matters. Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

(xi)

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

(xii)	Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:
➢	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;
➢	effective internal control systems; and
➢	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(xiii)	Assist the Board with oversight of the performance of the Company’s internal audit function.
(xiv)	Review the Auditor’s Management Letter and the Auditor’s Report.
(xv)	Review Management’s report on and Auditor’s assessment of Internal Controls and report all deficiencies and remedial actions to the Board.
(xvi)	Discuss the Company’s earnings disclosure, as well as financial information and earnings guidance to be provided to analysts and rating agencies.
(xvii)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.
(xviii)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.
(xix)	Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes to the Board for approval.
(xx)	Assess the Committee’s performance of the duties specified in this Terms of Reference and report its finding to the Board.
III	COMPOSITION
(i)	The Board will appoint Directors to form the Committee annually at the Board Meeting following the Annual Shareholders Meeting.
(ii)

The Board has determined that the Committee will be comprised of at least three Independent Directors (the “Member” or “Members”) all of whom shall be financially literate. The Board may remove or replace a Member at any time. A Member will serve on the Committee until the termination of the appointment or until a successor is appointed,

(iii)

All Members will meet the “independence and financial literacy” qualifications under applicable securities laws and at least one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

(iv)	The Board will appoint the Chairman of the Committee. The Corporate Secretary of the Company will keep minutes of each meeting.
IV.	MEETINGS
(i)

Meetings of the Committee will be held at the request of a Member, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

(ii)

A majority of Members will constitute a quorum. Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting. Powers of the Committee may also be exercised by resolution in writing signed by all the Members.

(iii)

The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of unaudited and audited statements.

(iv)	The Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.
V	OTHER

(i)

The Committee as whole or each Member individually are able to engage outside advisors at the Company’s expense that they determine is necessary in order to assist in fulfilling their respective responsibilities. The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee.

(ii)	The Committee will be provided funding by the Company for compensation of the Auditor.

Approved by the Board of Directors March 30, 2010.